UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 2017

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐         No ☒

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

as of March 31, 2017 and December 31, 2016

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

ASSETS	NOTE	03.31.2017	12.31.2016
		ThCh$	ThCh$
Current assets:

Cash and cash equivalents	4	163,127,384	141,263,880
Other financial assets	5	29,803,603	60,152,627
Other non-financial assets	6.1	7,356,891	8,601,209
Trade and other accounts receivable, net	7	156,780,950	190,524,354
Accounts receivable from related companies	11.1	4,384,106	5,788,683
Inventory	8	166,670,867	144,709,348
Current tax assets	9.2	1,905,536	1,702,296
Total Current Assets		530,029,337	552,742,397

Non-Current Assets:
Other financial assets	5	60,993,688	80,180,880
Other non-financial assets	6.2	40,255,704	35,246,823
Trade and other receivables	7	3,259,292	3,527,732
Accounts receivable from related parties	11.1	145,450	147,682
Investments accounted for under the equity method	13.1	97,225,1690	77,197,781
Intangible assets other than goodwill	14.1	699,795,184	680,996,062
Goodwill	14.2	104,784,853	102,919,505
Property, plant and equipment	10	669,700,805	666,150,885
Total Non-Current Assets		1,676,160,145	1,646,367,350
Total Assets		2,206,189,482	2,199,109,747

The accompanying notes 1 to 31 form an integral part of these consolidated financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

LIABILITIES AND EQUITY	NOTE	03.31.2017	12.31.2016
		ThCh$	ThCh$
LIABILITIES
Current Liabilities:
Other financial liabilities	15	74,309,718	64,800,570
Trade and other accounts payable	16	227,191,818	242,836,356
Accounts payable to related parties	11.2	41,366,409	44,120,335
Provisions	17	886,007	682,778
Income taxes payable	9.3	15,952,047	10,828,593
Employee benefits current provisions	12	24,169,950	35,653,431
Other non-financial liabilities	18	15,988,681	20,612,791
Total Current Liabilities		399,864,630	419,534,854

Other financial liabilities	15	715,950,794	721,570,587
Trade and other payables	16	9,484,968	9,509,827
Provisions	17	75,316,150	72,399,115
Deferred income tax liabilities	9.5	123,639,034	125,608,802
Post-employment benefit liabilities	12	8,293,935	8,157,745
Other non-financial liabilities	18	132,832	158,790
Non-Current Liabilities:		932,817,713	937,404,866

Equity:	19
Issued capital		270,737,574	270,737,574
Retained earnings		325,488,747	295,708,512
Other reserves		254,881,857	254,159,496
Equity attributable to equity holders of the parent		851,108,178	820,605,582
Non-controlling interests		22,398,961	21,564,445
Total Equity		873,507,139	842,170,027
Total Liabilities and Equity		2,206,189,482	2,199,109,747

The accompanying notes 1 to 31 form an integral part of these consolidated financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Income by Function

		01.01.2017	01.01.2016
	NOTE	03.31.2017	03.31.2016
		ThCh$	ThCh$

Net sales		501,388,019	459,113,133
Cost of sales	23	(283,093,378)	(265,190,744)
Gross Profit		218,294,641	193,922,389
Other income	24	84,455	120,688
Distribution expenses	23	(50,229,940)	(46,679,191)
Administrative expenses	23	(89,921,837)	(80,829,584)
Other expenses	25	(5,189,346)	(3,774,983)
Other (loss) gains	27	(587,826)	(863,929)
Financial income	26	3,478,053	2,758,171
Financial expenses	26	(13,807,160)	(12,363,837)
Share of profit of investments accounted for using the equity method	13.3	1,072,864	763,051
Foreign exchange differences		109,414	(213,563)
Loss from differences in indexed financial assets and liabilities		(825,767)	(1,572,354)
Net income before income taxes		62,477,551	51,266,858
Income tax expense	9.4	(18,751,881)	(17,731,024)
Net income		43,725,670	33,535,834

Net income attributable to
Equity holders of the parent		42,897,936	33,012,164
Non-controlling interests		827,734	523,670
Net income		43,725,670	33,535,834

		Ch$	Ch$
Earnings per Share, basic and diluted
Earnings per Series A Share	19.5	43.16	33.21
Earnings per Series B Share	19.5	47.48	36.54

The accompanying notes 1 to 31 form an integral part of these consolidated financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

	01.01.2017	01.01.2016
	03.31.2017	03.31.2016
	ThCh$	ThCh$

Net income	43,725,670	33,535,834
Other Comprehensive Income:
Components of other comprehensive income that will not be reclassified to net income for the period, before taxes
Actuarial losses from defined benefit plans	(33,576)	84,412
Components of other comprehensive income that will be reclassified to net income for the period, before taxes
Gain (losses) from exchange rate translation differences	12,622,455	(13,107,055)
Gain (losses) from cash flow hedges	(17,070,766)	(16,611,847)
Income tax related to components of other comprehensive income that will not be reclassified to net income for the period
Income tax benefit related to defined benefit plans	8,562	(20,259)

Income tax related to components of other comprehensive income that will be reclassified to net income for the period
Income tax related to exchange rate translation differences	(365,958)	(911,973)
Income tax related to cash flow hedges	5,568,426	5,728,887
Total comprehensive income	44,454,813	8,697,999
Total comprehensive income attributable to:
Equity holders of the parent	43,620,297	8,280,151
Non-controlling interests	834,516	417,848
Total comprehensive income	44,454,813	8,697,999

The accompanying notes 1 to 31 form an integral part of these consolidated financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity for the periods ended March 2017 and 2016

		Other reserves
	Issued capital	Translation reserves	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01/01/2017	270,737,574	(168,744,355)	(2,448,175)	(1,785,032)	427,137,058	254,159,496	295,708,512	820,605,582	21,564,445	842,170,027
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	42,897,936	42,897,936	827,734	43,725,670
Other comprehensive income	—	12,210,631	(11,502,340)	14,070	—	722,361	—	722,361	6,782	729,143
Comprehensive income	—	12,210,631	(11,502,340)	14,070	—	722,361	42,897,936	43,620,297	834,516	44,454,813
Dividends	—	—	—	—	—	—	(13,117,701)	(13,117,701)	—	(13,117,701)
Total changes in equity	—	12,210,631	(11,502,340)	14,070	—	722,361	29,780,235	30,502,596	834,516	31,337,112
Ending balance at 03/31/2017	270,737,574	(156,533,724)	(13,950,515)	(1,770,962)	427,137,058	254,881,857	325,488,747	851,108,178	22,398,961	873,507,139

		Other reserves
	Issued capital	Translation reserves	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01/01/2016	270,737,574	(167,447,157)	27,087,214	(1,796,285)	427,137,058	284,980,830	274,755,431	830,473,835	21,060,465	851,534,300
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	33,012,164	33,012,164	523,670	33,535,834
Other comprehensive income	—	(13,892,409)	(10,882,960)	43,356	—	(24,732,013)	—	(24,732,013)	(105,822)	(24,837,835)
Comprehensive income	—	(13,892,409)	(10,882,960)	43,356	—	(24,732,013)	33,012,164	8,280,151	417,848	8,697,999
Dividends	—	—	—	—	—	—	(9,903,649)	(9,903,649)	—	(9,903,649)
Total changes in equity	—	(13,892,409)	(10,882,960)	43,356	—	(24,732,013)	23,108,515	(1,623,498)	417,848	(1,205,650)
Ending balance at 03/31/2016	270,737,574	(181,339,566)	16,204,254	(1,752,929)	427,137,058	260,248,817	297,863,946	828,850,337	21,478,313	850,328,650

The accompanying notes 1 to 31 form an integral part of these consolidated financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

		01.01.2017	01.01.2016
Cash flows provided by (used in) Operating Activities	NOTE	03.31.2017	03.31.2016
		ThCh$	ThCh$
Cash flows provided by Operating Activities
Receipts from customers (including taxes)		635,574,995	608,893,688
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(376,713,816)	(415,153,784)
Payments to employees		(64,028,159)	(57,105,641)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(97,796,464)	(79,005,158)
Interest payments		(21,507,633)	(20,332,667)
Interest received		2,890,553	2,251,748
Income tax payments		(8,471,523)	(5,674,435)
Other cash movements (tax on bank debits Argentina and others)		(2,214,949)	(2,030,136)
Cash flows provided by (used in) Operating Activities		67,733,004	31,843,615

Cash flows provided by (used in) Investing Activities

Cash flow used to acquire non-controlling interests (Capital contribution in Leão Alimentos e Bebidas Ltda.)	13.2	(17,653,111)	(6,243,114)
Proceeds from sale of property, plant and equipment		—	6,082
Purchase of property, plant and equipment		(36,761,605)	(27,138,572)
Purchase of intangible		(11,923,450)	—
Proceeds from other long term assets (term deposits over 90 days)		35,628,148	87,508,674
Purchase of other long term assets (term deposits over 90 days)		(8,999,726)	(102,589,274)
Payments on forward, term, option and financial exchange agreements		(433,783)	(110,643)
Net cash flows used in Investing Activities		(40,143,527)	(48,566,847)

Cash Flows generated from (used in) Financing Activities

Proceeds from short-term loans obtained		19,147,900	6,263,301
Loan payments		(222,315)	(7,667,297)
Financial lease liability payments		(1,301,941)	(1,277,185)
Dividend payments by the reporting entity		(18,884,076)	(16,897,064)
Other inflows (outflows) of cash (Placement and payment of public obligations)		(6,600,063)	(3,206,946)
Net cash flows (used in) generated by Financing Activities		(7,860,495)	(22,785,191)

Net increase in cash and cash equivalents before exchange differences		19,728,982	(39,508,423)
Effects of exchange differences on cash and cash equivalents		2,134,522	(2,840,865)
Net decrease in cash and cash equivalents		21,863,504	(42,349,288)
Cash and cash equivalents — beginning of year	4	141,263,880	129,160,939
Cash and cash equivalents - end of year	4	163,127,384	86,811,651

The accompanying notes 1 to 31 form an integral part of these consolidated financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1 - CORPORATE INFORMATION

Embotelladora Andina S.A. is registered under No. 00124 of the Securities Registry and is regulated by the Chilean Superintendence of Securities and Insurance (SVS) pursuant to Law 18.046.

The principal activities of Embotelladora Andina S.A. (hereafter “Andina,” and together with its subsidiaries, the “Company”) are to produce and sell Coca-Cola products and other Coca-Cola beverages. After the merger and recent acquisitions, the Company has operations in Chile, Brazil, Argentina and Paraguay. In Chile, the geographic areas in which the Company has distribution franchises are regions II, III, IV, XI, XII, Metropolitan Region, Rancagua and San Antonio. In Brazil, the Company has distribution franchises in the states of Rio de Janeiro, Espírito Santo, Niteroi, Vitoria, Nova Iguaçu, part of Sao Paulo and part of Minas Gerais. In Argentina, the Company has distribution franchises in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, Rosario, Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the Province of Buenos Aires. In Paraguay, the franchised territory covers the whole country. The Company has distribution licenses from The Coca-Cola Company in all of its territories: Chile, Brazil, Argentina and Paraguay. Licenses for the territories in Chile expire in 2018 and 2019; in Argentina in 2017 (in the renewal process); in Brazil in 2017 (in the renewal process) and in Paraguay they expire in 2020. The Coca-Cola Company chooses to grant all of these licenses, and they are expected to be renewed under similar conditions on the date of expiration.

As of March 31, 2017, the Freire Group and its related companies hold 55.68% of the outstanding shares with voting rights, corresponding to the Series A shares.

The head office of Embotelladora Andina S.A. is located on Miraflores 9153, municipality of Renca, Santiago, Chile. Its taxpayer identification number is 91.144.000-8.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1           Periods covered

These Consolidated financial statements encompass the following periods:

Consolidated Interim Statement of Financial Position: At March 31, 2017 and December 31, 2016.

Consolidated Interim Income Statements by Function and Comprehensive Income: For the periods ended March 31, 2017 and December 31, 2016.

Consolidated Interim Statements of Direct Cash Flows: For the periods ended March 31, 2017 and 2016.

Consolidated Interim Statements of Changes in Equity:  For the periods ended March 31, 2017 and 2016.

2.2                     Basis of preparation

The Company’s Consolidated Financial Statements for the period ended March 31, 2017 and December 31, 2016 were prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) issued by the International Accounting Standards Board (hereinafter “IASB”).

The Consolidated Financial Statements have been presented in accordance to the historic cost criteria, although amended by the revaluation of certain financial instruments, derivative financial instruments and investment properties.

These Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its subsidiaries at March 31, 2017 and December 31, 2016, and the results of operation, changes in equity and statements of cash flows for the periods between January 1 and March 31, 2017 and 2016, which were approved by the Board of Directors during their meeting held on April 26, 2017.

These Consolidated Financial Statements have been prepared based on accounting records kept by the Embotelladora Andina S.A. (“Parent Company”) and by other entities forming part thereof. Each entity prepares its financial statements following the accounting principles and standards applicable in each country. Adjustments and reclassifications have been made, as necessary, in the consolidation process to align such principles and then adapt them to IFRS.

2.3                              Basis of consolidation

2.3.1                    Subsidiaries

These consolidated financial statements incorporate the financial statements of the Company and the companies controlled by the Company (its subsidiaries).  Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities as of March 31, 2017 and December 31, 2016 and results of operations and cash flows for the periods between January 1 and March 31, 2017 and 2016. Income or losses from subsidiaries acquired or sold are included in the consolidated financial statements from the effective date of acquisition through to the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The consideration transferred for the acquisition of the subsidiary is the fair value of assets transferred, equity securities issued, liabilities incurred to the former owners of the acquire or assumed on the date that control is obtained. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Intercompany transactions, balances, income, expenses and unrealized gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries are changed to ensure consistency with the policies adopted by the Company, where necessary.

The interest of non-controlling shareholders is presented in “Non-Controlling Interest” in the consolidated income statement and “Earnings attributable to non-controlling interests”, in the consolidated statement of changes in equity.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows after eliminating intercompany balances and transactions.

The list of subsidiaries included in the consolidation is detailed as follows:

		Holding control (percentage)
		03-31-2017			12-31-2016
Taxpayer ID	Name of the Company	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99.99	99.99	—	99.99	99.99
Foreign	Aconcagua Investing Ltda.	0.71	99.28	99.99	0.71	99.28	99.99
96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	—	99.98	99.98	—	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.98	0.01	99.99	99.98	0.01	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	—	99.99	99.99	—	99.99
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	—	59.27	59.27	—	59.27
96.971.280-6	Inversiones Los Andes Ltda.	99.99	—	99.99	99.99	—	99.99
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.99	—	99.99	99.99	—	99.99
76.389.720-6	Vital Aguas S.A.	66.50	—	66.50	66.50	—	66.50
93.899.000-k	Vital Jugos S.A.	15.00	50.00	65.00	15.00	50.00	65.00

2.3.2                     Investments accounted for under the equity method

Associates are all entities over which the Company exercises significant influence but does not have control. Investments in associates are accounted for using the equity method of accounting.

The Company’s share in profit or loss in associates subsequent to the acquisition date is recognized in the income statement.

Unrealized gains in transactions between the Company and its associates are eliminated to the extent of the Company´s interests in those associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment on the asset transferred. Accounting policies of the associates are changed, where necessary, to ensure conformity with the policies adopted by the Company.

2.4                                Financial reporting by operating segment

IFRS 8 requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

•                  Paraguayan operations

2.5                                       Foreign currency translation

2.5.1                             Functional currency and presentation currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Chilean pesos, which is the parent company’s functional currency and the Company´s presentation currency.

2.5.2                             Balances and transactions

Foreign currency transactions are translated into the functional currency using the foreign exchange rates prevailing on the dates of the transactions. Losses and gains in foreign currency resulting from the liquidation of these transactions and the translation at the closing exchange rate of monetary assets and liabilities denominated in foreign currency are recognized in the income statements under foreign exchange rate differences, except when they correspond to cash flow hedges; in which case they are presented in the statement of comprehensive income.

The exchange rates at the close of each of the periods presented were as follows:

	Exchange rate to the Chilean peso
Date	US$ dollar	R$ Brazilian Real	A$ Argentine Peso	UF Unidad de Fomento	Paraguayan Guaraní	€ Euro
03.31.2017	663,97	209,56	43,14	26.471,94	0,118	709,37
12.31.2016	669,47	205,42	42,13	26.347,98	0,116	705,60

2.5.3                             Translation of foreign subsidiaries

The financial position and results of all entities in the Company (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)                         Assets and liabilities for the statement of financial position are translated at the closing exchange rate as of the reporting date;

(ii)                      Income and expenses of the income statement are translated at average exchange rates for the period; and

(iii)                   All resulting translation differences are recognized in other comprehensive income.

The companies that have a functional currency different from the presentation currency of the parent company are:

Company	Functional currency
Rio de Janeiro Refrescos Ltda.	R$ Brazilian Real
Embotelladora del Atlántico S.A.	A$ Argentine Peso
Andina Empaques Argentina S.A.	A$ Argentine Peso
Paraguay Refrescos S.A.	G$ Paraguayan Guaraní

In consolidation, translation differences arising from the translation of net investments in foreign entities are recognized in other comprehensive income. Exchange differences from accounts receivable, which are considered part of an equity investment, are recognized as comprehensive income net of deferred taxes, if applicable. On disposal of the investment, such translation differences are recognized in the income statement as part of the gain or loss on the disposal of the investment.

2.6                               Property, plant, and equipment

Assets included in Property, plant and equipment are recognized at their historical cost or fair value on the IFRS transition date, less depreciation and cumulative impairment losses.

Historical cost of Property, plant and equipment includes expenditures that are directly attributable to the acquisition of the items less government subsidies resulting from the difference between market interest rates and the government´s preferential credit rates. Historical cost also includes revaluations and price-level restatements of opening balances (attributable cost) at January 1, 2009, in accordance with the exemptions in IFRS 1.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the income statement in the reporting period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	30-50
Plant and equipment	10-20
Warehouse installations and accessories	10-30
Software licenses, furniture and supplies	4-5
Motor vehicles	5-7
Other property, plant and equipment	3-8
Bottles and containers	2-8

The residual value and useful lives of assets are reviewed and adjusted at the end of each financial statement-reporting period, if appropriate.

When the value of an asset is greater than its estimated recoverable amount, the value is written down immediately to its recoverable amount.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to other expenses by function.

If there are items available for sale, and comply with the conditions of IFRS 5 “Non-current assets held for sale and discontinued operations” are separated from property, plant and equipment and are presented within current assets at the lower value between the book value and its fair value less selling costs.

2.7                                     Intangible assets and Goodwill

2.7.1                             Goodwill

Goodwill represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date. Goodwill is recognized separately and tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is assigned to each cash generating unit (CGU) or group of cash-generating units, from where it is expected to benefit from the synergies arising from the business combination. Such CGUs or groups of CGUs represent the lowest level in the organization at which goodwill is monitored for internal management purposes.

2.7.2                           Distribution rights

Distribution rights are contractual rights to produce and distribute products under the Coca-Cola brand in certain territories in Argentina, Brazil, Chile and Paraguay that were acquired during Business Combination.  Distribution rights are born from the process of valuation at fair value of the assets and liabilities of companies acquired in business combinations. Distribution rights have an indefinite useful life and are not amortized, as the Company believes that the agreements will be renewed indefinitely by the Coca-Cola Company with similar terms and conditions.  They are subject to impairment tests on an annual basis.

.

2.7.3                              Software

Carrying amounts correspond to internal and external software development costs, which are capitalized once the recognition criteria in IAS 38, Intangible Assets, have been met. Software is amortized in administrative expenses in the consolidated income statement over a period of four years.

2.8                               Impairments of non-financial assets

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell or its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

2.9                               Financial assets

The Company classifies its financial assets into the following categories: financial assets at fair value through profit or loss, loans and receivables, financial assets held to maturity, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

At each reporting date, the Company assesses if there is evidence of impairment for any asset or group of financial assets.

2.9.1                             Financial assets at fair value through profit or loss

Fair value financial assets with changes in results are financial assets available for sale in the short term. A financial asset is classified under this category if it is acquired mainly for selling it in the short term.  Assets in this category are classified as current assets.

Derivatives are also categorized as held for trading unless they are designated as hedges.

Gains or losses from changes in fair value of financial assets at fair value through profit and loss are recognized in the income statement under financial income or expense during the year in which they incur.

2.9.2                             Loans and receivables

Loans and accounts receivable are financial assets with fixed and determinable payments that are not quoted in an active market period. Loans and receivables are not quoted in an active market. They are included in current assets, unless they are due more than 12 months from the reporting date, in which case they are classified as non-current assets. Loans and receivables are included in trade and other receivables in the consolidated statement of financial position and they are recorded at their amortized cost less a provision for impairment.

An impairment is recorded on trade accounts receivable when there is objective evidence that the Company may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The loss is recognized in consolidated administrative expenses.

2.9.3                             Financial assets held to maturity

Other financial assets corresponds to bank deposits that the Company’s management has the positive intention and ability to hold until their maturity. They are recorded in current assets because they mature in less than 12 months from the reporting date and are carried at cost, which approximates their fair value considering their short-term nature.

Accrued interest is recognized in the consolidated income statement under financial income.

2.10                                Derivatives financial instruments and hedging activities

The Company uses derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, and loan obligations.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

2.10.1                       Derivative financial instruments designated as cash flow hedges

The group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within “other gains (losses)”

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within “foreign exchange differences”.  When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement.

2.10.2                       Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the consolidated income statement under “Other income and losses”.  The fair value of these derivatives are recorded under “other current financial assets” or “other current financial liabilities” in the statement of financial position.”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of derivatives implicitly in financial instrument contracts to determine whether their characteristics and risks are closely related to the master agreement, as stipulated by IAS 39.

Fair value hierarchy

The Company records assets and liabilities as of March 31, 2017 and December 31, 2016 based on its derivative foreign exchange contracts, which are classified within other financial assets (current assets and non-current) and other current financial liabilities (current and non-current financial liabilities), respectively. These contracts are carried at fair value in the statement of financial position. The Company uses the following hierarchy for determining and disclosing financial instruments at fair value by valuation method:

Level 1:             Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:             Inputs other than quoted prices included in Level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3:             Inputs for the assets or liabilities that are not based on observable market data information.

During the reporting period there were no transfers of items between fair value measurement categories. All of which were valued during the period using Level 2.

2.11                                Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12                                Trade receivables

Trade accounts receivables are recognized initially at fair value and subsequently measured at amortized cost less provision for impairment, given their short-term nature. A provision for impairment is made when there is objective evidence that the Company may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The carrying amount of the asset is reduced by the provision amount and the loss is recognized in administrative expenses in the consolidated income statement.

2.13                                Cash and cash equivalents

Cash and cash equivalents include cash on hand, time deposits with banks and other short-term highly liquid and low risk of change in value investments with original maturities of three months or less.

2.14                                Other financial liabilities

Resources obtained from financial institutions as well as the issuance of debt securities are initially recognized at fair value, net of costs incurred during the transaction. Then, liabilities are valued by accruing interests in order to equal the current value with the future value of liabilities payable, using the effective interest rate method.

General and specific  borrowing costs directly attributable to the acquisition, construction or production of qualified assets, considered as those that require a substantial period of time in order to get ready for their forecasted use or sale, are added to the cost of those assets until the period in which the assets are substantially ready to be used or sold. No borrowing costs have been capitalized for the reporting period.

2.15                                Government subsidies

Government subsidies are recognized at fair value when it is certain that the subsidy will be received and that the Company will meet all the established conditions.

Subsidies for operating costs are deferred and recognized on the income statement in the period that the operating costs are incurred.

Subsidies for purchases of property, plant and equipment are deducted from the costs of the related asset in property, plant and equipment and depreciation is recognized on the income statement, on a straight-line basis during the estimated useful life of the related asset.

2.16                                Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements, using the tax rates that have been enacted or substantively enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the near future.

2.17                                Employee benefits

The Company has a provision to cover indemnities for years of service that will be paid to employees in accordance with individual and collective agreements subscribed with employees, which is recorded at actuarial value in accordance with IAS 19.

Results from updated of actuarial variables are recorded within other comprehensive income in accordance with IAS 19.

Additionally the Company has retention plans for some officers, which have a provision pursuant to the guidelines of each plan. These plans grant the right to certain officers to receive a cash payment on a certain date once they have fulfilled with the required years of service.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under employee benefits current provisions.

2.18                                Provisions

Provisions for litigation and other contingencies are recognized when the Company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.19                                 Leases

a)        Operating leases

Operating lease payments are recognized as an expense on a straight-line basis over the term of the lease.

b)        Finance leases

Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges.The interest element is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

2.20                                Deposits for returnable containers

This liability comprises of cash collateral, or deposit, received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that is reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice. The liability is estimated based on  the number of bottles given to clients and distributors, the estimated amount of bottles in circulation, and a historical average weighted value per bottle or containers.

Deposits for returnable containers are presented as a current liability in other financial liabilities because the Company does not have legal rights to defer settlement for a period in excess of one year.  However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.21                                Revenue recognition

Revenues from regular activities include fair value of the consideration received or to be received for goods sold during the regular course of the Company’s activities.  This revenue is presented net of VAT, reimbursements, deductions and discounts.

The Company recognizes revenue when the amount of revenue can be reliably measured and it is probable that the future economic benefits will flow to the Company.

Revenues are recognized once the products are physically delivered to customers.

2.22                       Contributions of The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company related to the financing of advertising and promotional programs for its products in the territories where it has distribution licenses. The contributions received are recorded as a reduction in marketing expenses in the consolidated income statement. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

In certain limited situations, there is a legally binding agreement with The Coca-Cola Company through which the Company receives contributions for the building and acquisition of specific items of property, plant and equipment.  In such situations, payments received pursuant to these agreements are recorded as a reduction of the cost of the related assets.

2.23                                Dividend payments

Dividend distribution to Company shareholders is recorded as a liability in the Company’s consolidated financial statements, considering the 30% minimum dividend of the period’s earnings established by Chilean Corporate Law.

2.24                       Critical accounting estimates and judgments

The Company makes estimates and judgments concerning the future. Actual results may differ from previously estimated amounts. The estimates and judgments that might have a material impact on future financial statements are explained below:

2.24.1 Impairment of goodwill and intangible assets with indefinite useful lives

The Company test annually whether goodwill and intangible assets with indefinite useful life (such as distribution rights) have suffered any impairment. The recoverable amounts of cash generating units are generating units are determined based on value in use calculations. The key variables used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors including inflation.  The estimation of these variables requires a use of estimates and judgments as they are subject to inherent uncertainties; however, the assumptions are consistent with the Company´s internal planning end past results. Therefore, management evaluates and updates estimates according to the conditions affecting the variables.  If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the discounted cash flows analysis. Discounted cash flows in the Company’s cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill.

2.24.2 Fair Value of Assets and Liabilities

IFRS requires in certain cases that assets and liabilities be recorded at their fair value. Fair value is the price that would be received for selling an asset or paid to transfer a liability in a transaction ordered between market participants at the date of measurement.

The basis for measuring assets and liabilities at fair value are their current prices in an active market.  For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the “multi-period excess earning method”, which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows that do not come from these, but from other assets. The Company also applies estimations over the period during which the intangible assets will generate cash flows, cash flows from other assets, and a discount rate.

Other assets acquired and liabilities assumed in a business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

2.24.3                      Allowances for doubtful accounts

The Company evaluates the collectability of trade receivables using several factors. When the Company becomes aware of a specific inability of a customer to fulfill its financial commitments, a specific provision for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that the Company estimates to be able to collect. In addition to specific provisions, allowances for doubtful accounts are also determined based on historical collection history and a general assessment of trade receivables, both outstanding and past due, among other factors.

2.24.4                      Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company’s estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written-off  to its estimated recoverable value.

2.24.5                      Liabilities for deposits of returnable container

The Company records a liability for deposits received in exchange for bottles and containers provided to its customers and distributors. This liability represents the amount of deposits that must be reimbursed if the customer or distributor returns the bottles and containers in good condition, together with the original invoice. This liability is estimated based on the number of bottles given on loan to customers and distributors, estimates of bottles in circulation and the weighted average historical cost per bottle or container. Management makes several assumptions in order to estimate this liability, including the number of bottles in circulation, the amount of deposit that must be reimbursed and the timing of disbursements.

2.25                                New IFRS and interpretations of the IFRS Interpretations Committee (IFRSIC)

a)             First time mandatory adoption of standards, interpretations and amendments for the financial periods beginning January 1, 2016:

Standards and interpretations

IFRS 14 “Regulatory Deferral Accounts” — Issued in January 2014. Provisional standard on accounting certain balances on rate regulated activities (“regulatory deferral accounts”). This standard applies only to entities applying IFRS 1 as first time adopters of IFRS.

Amendments and improvements

Amendment to IFRS 11 “Joint arrangements”, on the acquisition of an interest in a joint operation — Issued in May 2014. This amendment incorporates guidance to the standard regarding how to account for the acquisition of an interest in a joint operation that represents a business, specifying the appropriate accounting treatment for said acquisitions.

Amendment to IAS 16 “Property, plant and equipment” and IAS 38 “Intangible assets”, on depreciation and amortization — Issued in May 2014. Clarifies that revenue in general is an inappropriate basis to measure the consumption of economic benefits that are incorporated in the intangible asset or in an element of property, plant and equipment and, therefore, there is a rebuttable assumption that the depreciation or amortization method based on revenue, is not appropriate.

Amendment to IAS 16 “Property, plant and equipment” and IAS 41 “Agricultures”, on bearer plants — Issued in June 2014. This amendment modifies financial information regarding “bearer plants” (such as grape vines, fruit trees, etc.) The amendment defines the concept “bearer plant” and states that they should be accounted for under property, plant and equipment since they operate as manufacturers. Consequently, they are included within the scope of IAS 16 instead of IAS 41. The products growing on bearer plants will remain within the scope of IAS 41.

Amendment to IAS 27 “Separate financial statements”, on equity method. Issued in August 2014. This amendment allows entities to use the equity method when recognizing investments in subsidiaries, joint ventures and associates in separate financial statements.

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investment in associates and joint ventures.” -  Issued in September 2014. This amendment addresses a conflict between IFRS 10 and IAS 28 requirements on the treatment of the sale or contribution of goods between an investor and its associate or joint venture. The main consequence of these amendments is that a full gain or loss is recognized when the transaction involves a business (whether the business is housed in a subsidiary or not) and a partial gain or loss when the transaction involves assets that do not belong to a business, even when these assets are housed in a subsidiary.

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investment in associates and joint ventures.” -  Issued in December 2014. This amendment clarifies the application of the consolidation exception for investment entities and its subsidiaries. Amendment to IFRS 10 clarifies the consolidation exception available for entities in group structures that include investment entities. Amendment to IAS 28 allows an entity that is not an investment entity but has an interest in an associate or joint venture of an investment entity, the option of accounting policy when applying the equity method. The entity may opt to keep the fair value measurement applied by the associate or joint venture, which is an investment entity, or instead, consolidate at the investment entity (associate or joint venture) level.

Amendment to IAS 1 “Presentation of financial statements”. Published in December 2014. The amendment clarifies the application guide of IAS 1 on materiality and aggregation, presentation of subtotals, structure of the financial statements and disclosure of accounting policies. Modifications are part of IASB’s Disclosure Initiative.

Improvements to International Financial Reporting Standards (2014) Amendments issued in September 2014.

IFRS 5, “Non-current assets held for sale and interrupted operations”  The amendment clarifies that, when an asset (or disposal group) is reclassified from “held for sale” to “held for distribution”, or vice versa, this does not constitute an amendment to a sale or distribution plan, and does not have to be accounted for as such. This means that the asset (or disposal group) need not be reinstalled in the financial statements as if it had never been classified as “held for sale” or “held for distribution ‘, simply because the disposal conditions have changed. The amendment also corrects an omission in the standard explaining that guidelines on changes of a sales plan should be applied to an asset (or disposal group) that is no longer held for distribution, but that is not reclassified as “held for sale”.

IFRS 7 “Financial Instruments: Disclosures”. There are two amendments to IFRS 7. (1) Service contracts: If an entity transfers a financial asset to a third party under conditions that allow the assignor to dispose the asset, IFRS 7 requires disclosure of any type of continued involvement the entity may still have in the transferred asset. IFRS 7 provides guidance on what continued involvement means in this context. The amendment is prospective with the option of retroactive application. This also affects IFRS 1 to give the same choice to those who apply IFRS for first time. (2) Interim financial statements: the amendment clarifies that the additional disclosure required by the amendments of IFRS 7, “Compensation of financial assets and liabilities” is not specifically required for all interim periods, unless required by IAS 34. The amendment is retroactive.

IAS 19, “Employee benefits”-the amendment clarifies that, to determine the discount rate for post-employment benefits obligations, what is important is the currency in which liabilities are denominated and not the country where they are generated. The assessment of whether there is a market for high-quality corporate bonds is based on corporate bonds in that currency, not in corporate bonds in a country in particular. Similarly, where there is a market for high quality corporate bonds in that currency, Government bonds should be used in the corresponding currency. The amendment is retroactive but limited to the beginning of the first period presented.

IAS 34, “Interim financial reports” - the amendment clarifies what is meant by the reference in the standard to “information disclosed elsewhere in the interim financial report”. The new amendment modifies IAS 34 to require a cross-reference of the interim financial statements to the location of that information. The amendment is retroactive.

The adoption of standards, amendments and interpretations have no significant impact on the consolidated financial statements of the Company.

b)                                     Standards, interpretations and amendments issued, whose application is not mandatory, for which no early adoption has been adopted:

Standards and interpretations	Mandatory for the years beginning

IFRS 9 “Financial Instruments” — Published in July 2014. IASB has published the complete version of IFRS 9 that replaces the application guide for IAS 39. This final version includes requirements relating to classification and measurement of financial assets and liabilities and a model of expected credit losses that replaces the incurred loss impairment model. Regarding hedge accounting that forms part of this final version of IFRS 9, it had already been published in November 2013. Early adoption is allowed.

01/01/2018

IFRS 15 “Revenues from contracts with customers” — Published in May 2014. It sets the principles that should be applied by an entity for the presentation of useful information to financial statements users regarding the nature, amount, opportunity and uncertainty of revenues and cash flows from contracts with customers. The base principal is that an entity will recognize revenues that represent the transfer of goods or services committed to customers in an amount that reflects the consideration to which the entity expects to have a right to in exchange for those goods or services. Its application replaces IAS 11 Construction contracts; IAS 18 Revenue; IFRIC 13 Customer Loyalty Programs; IFRIC 15 Agreements for the Construction of Real Estate; IFRIC 18 Transfers of Assets from Customers; and SIC-31 Revenue - Barter Transactions Involving Advertising Services. Early application is allowed.

01/01/2018

IFRS 16 “Leases”-issued in January 2016 establishes the principle for the recognition, measurement, presentation and disclosure of leases. IFRS 16 replaces the current IAS 17 and introduces a unique lessee accounting model and requires a tenant to recognize assets and liabilities of all leases with a term of more than 12 months, unless the underlying asset is of low value. The goal is to ensure that lessees and lessors provide relevant information that faithfully represents the transactions. IFRS 16 is effective for annual periods beginning on or after the January 1, 2019, early application is permitted for entities that apply IFRS 15 or before the date of the initial application of IFRS 16.

01/01/2019

IFRIC 22 “Foreign Currency Transactions and Advance Consideration”. Issued December 2016. This interpretation applies to a transaction in foreign currency (or part of it) when an entity recognizes a non-financial asset or a non-financial liability arising from the prepayment or recovery in advance of the recognition of the related asset, expense or income (or the corresponding part). The interpretation provides guidance regarding the date of a transaction (payment/collection), and also for multiple transactions. The purpose of this interpretation is that of reducing diversity in practice.

01/01/2018

Amendments and improvements	Mandatory for the years beginning from

Amendment to IFRS 2 “Share-based payment”. Issued in June 2016. The amendment clarifies the measurement of share-based payments settled in cash and accounting for changes in premium charges. In addition, it introduces an exception to IFRS 2 principles that will require treatment of the premiums as if it were all liquidation as an equity instrument, when the employer is required to withhold the tax related to share-based payments.

01/01/2018

Amendment to IFRS 15 “Revenue from Contracts with Customers”. Issued in April 2016. The amendment clarifies guidance on identifying performance obligations in contracts with customers, licensing and assessing principal versus agent considerations (gross versus net presentation of income). It includes new and amended illustrative examples as guidance, as well as practical examples regarding the transition to the new standard on income.

01/01/2018

Amendment to IFRS 1 “First-time Adoption of International Financial Reporting Standards”, regarding deletion of short-term exemptions for first-time adopters regarding IFRS 7, IAS 19 and IFRS 10. Issued December 2016.

01/01/2018

Amendment to IFRS 12 “ Disclosure of Interests in Other Entities”. Issued December 2016. The amendment clarifies the scope of this standard. These amendments should apply retroactively for annual periods beginning on or after 1 January 2017.

01/01/2018

Amendment to IAS 28 “Investment in Associates and Joint Ventures” regarding the measurement at fair value of the associate or joint venture. Issued December 2016.	01/01/2018

Company management is analyzing the effects of the adoption of standards, interpretations and amendments previously described, on the Company’s consolidated financial statements in the period of its first application.

NOTE 3 —  REPORTING BY SEGMENT

The Company provides information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses performance of operating segments based on the operating income of each of the countries where there are Coca-Cola franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief operating decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company’s strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

•                 Operation in Chile

•                 Operation in Brazil

•                 Operation in Argentina

•                 Operation in Paraguay

The four operating segments conduct their businesses through the production and sale of soft drinks and other beverages, as well as packaging materials.

Net expenses related to corporate management, have been assigned to the Chilean soft drinks segment, since Chile is the country that manages and pays corporate expenses, which would also be substantially incurred, independent to the existence of foreign subsidiaries.

Total revenues by segment include sales to unrelated customers and inter-segments, as indicated in the consolidated statement of income.

A summary of the Company’s operating segments in accordance to IFRS is as follows:

For the period ended March 31, 2017	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	151,294,621	149,816,024	164,942,004	35,906,714	(571,344)	501,388,019
Cost of sales	(86,973,895)	(78,350,401)	(98,222,155)	(20,118,271)	571,344	(283,093,378)
Distribution expenses	(14,754,508)	(22,032,463)	(11,426,783)	(2,016,186)	—	(50,229,940)
Administrative expenses	(29,033,308)	(27,015,805)	(28,247,611)	(5,625,113)	—	(89,921,837)
Finance income	701,749	607,062	2,060,145	109,097	—	3,478,053
Finance expense	(3,895,736)	(572,596)	(9,335,641)	(3,187)	—	(13,807,160)
Interest expense, net*	(3,193,987)	34,466	(7,275,496)	105,910	—	(10,329,107)
Share of the entity in income of associates	518,878	—	553,986	—	—	1,072,864
Income tax expense	(6,270,503)	(6,815,763)	(4,814,429)	(851,186)	—	(18,751,881)
Other income (loss)	(2,157,815)	(2,486,009)	(1,827,646)	62,400	—	(6,409,070)
Net income of the segment reported	9,429,483	13,150,049	13,681,870	7,464,268	—	43,725,670

Depreciation and amortization	10,668,806	4,430,896	7,008,121	2,717,353	—	24,825,176

Current assets	211,513,214	126,679,967	155,816,457	36,019,699	—	530,029,337
Non-current assets	643,956,581	112,114,056	668,385,351	251,704,157	—	1,676,160,145
Segment assets, total	855,469,795	238,794,023	824,201,808	287,723,856	—	2,206,189,482

Carrying amount in associates and joint ventures accounted for using the equity method, total	28,089,666	9,661,284	59,474,220	—	—	97,225,170

Capital expenditures and other	20,561,060	18,499,037	18,670,352	8,607,717	—	66,338,166

Current liabilities	128,624,498	144,775,870	111,868,234	14,596,028	—	399,864,630
Non-current liabilities	481,972,577	(2,822,885)	437,462,856	16,205,165	—	932,817,713
Segment liabilities, total	610,597,075	141,952,985	549,331,090	30,801,193	—	1,332,682,343

Cash flows provided by in Operating Activities	37,026,177	2,410,825	16,978,144	11,317,858	—	67,733,004
Cash flows (used in) provided by Investing Activities	(1,088,745)	(18,499,037)	(11,948,028)	(8,607,717)	—	(40,143,527)
Cash flows (used in) provided by Financing Activities	(32,713,621)	16,237,888	8,615,238	—	—	(7,860,495)

(*) Financial expenses associated with external financing for the purchase of companies, including capital contributions are presented in this item.

For the period ended March 31, 2016	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	142,795,692	136,730,275	144,092,461	35,983,948	(489,243)	459,113,133
Cost of sales	(82,557,348)	(72,341,250)	(89,679,224)	(21,102,165)	489,243	(265,190,744)
Distribution expenses	(13,978,533)	(20,480,581)	(10,381,757)	(1,838,320)	—	(46,679,191)
Administrative expenses	(28,385,012)	(24,614,039)	(22,025,862)	(5,804,671)	—	(80,829,584)
Finance income	312,261	764,301	1,562,319	119,290	—	2,758,171
Finance expense	(4,097,408)	(104,176)	(8,155,556)	(6,697)	—	(12,363,837)
Interest expense, net*	(3,785,147)	660,125	(6,593,237)	112,593	—	(9,605,666)
Share of the entity in income of associates	433,409	—	329,642	—	—	763,051
Income tax expense	(6,751,551)	(6,069,880)	(4,461,147)	(448,446)	—	(17,731,024)
Other income (loss)	(3,317,092)	(2,292,215)	(853,107)	158,273	—	(6,304,141)
Net income of the segment reported	4,454,418	11,592,435	10,427,769	7,061,212	—	33,535,834

Depreciation and amortization	10,191,825	3,999,537	6,016,609	3,052,407	—	23,260,378

Current assets	242,632,142	81,348,285	122,845,464	39,291,743	—	486,117,634
Non-current assets	656,753,706	88,806,954	617,329,474	251,545,985	—	1,614,436,119
Segment assets, total	899,385,848	170,155,239	740,174,938	290,837,728	—	2,100,553,753

Carrying amount in associates and joint ventures accounted for using the equity method, total	18,397,579	—	44,558,651	—	—	62,956,230

Capital expenditures and other	9,105,849	12,086,548	10,839,474	1,349,815	—	33,381,686

Current liabilities	71,195,380	81,550,152	129,445,499	18,033,394	—	300,224,425
Non-current liabilities	564,295,591	238,026	368,559,331	16,907,730	—	950,000,678
Segment liabilities, total	635,490,971	81,788,178	498,004,830	34,941,124	—	1,250,225,103

Cash flows provided by in Operating Activities	14,676,334	(630,066)	8,210,707	9,586,640	—	31,843,615
Cash flows (used in) provided by Investing Activities	(19,163,376)	(14,771,174)	(10,932,896)	(3,699,401)	—	(48,566,847)
Cash flows (used in) provided by Financing Activities	(13,770,344)	(836,139)	(8,178,708)	—	—	(22,785,191)

(*) Financial expenses associated with external financing for the purchase of companies, including capital contributions are presented in this item.

NOTE 4 —  CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows:

Description	03.31.2017	12.31.2016
	ThCh$	ThCh$

By item
Cash	670,312	361,797
Bank balances	19,538,981	27,536,924
Time deposits	12,263,279	1,879
Mutual funds	130,654,812	113,363,280
Total cash and cash equivalents	163,127,384	141,263,880

	ThCh$	ThCh$
By currency
Dollar	7,375,580	53,073,628
Euro	12,297	4,926
Argentine Peso	24,730,675	5,105,633
Chilean Peso	70,619,569	48,891,546
Paraguayan Guaraní	15,938,671	8,115,946
Brazilian Real	44,450,592	26,072,201
Total cash and cash equivalents	163,127,384	141,263,880

4.1             Time deposits

Time deposits defined as cash and cash equivalents are detailed as follows:

Placement	Institution	Currency	Principal	Annual rate	03.31.2017
			ThCh$	%	ThCh$

3/8/2017	Plazo Fijo Banco Galicia	Argentinean pesos	1,981	26.32%	2,008
3/31/2017	Banco Santander	Chilean pesos	1,000,000	0.25%	1,000,000
3/31/2017	Banco Santander	Chilean pesos	1,800,000	0.25%	1,800,000
3/31/2017	Citibank	Guaraníes	4,710,561	4.50%	4,730,835
3/31/2017	Regional	Guaraníes	4,710,561	4.40%	4,730,436
Total					12,263,279

Placement	Institution	Currency	Principal	Annual rate	12.31.2016
			ThCh$	%	ThCh$

12/7/2017	Banco Santander	Argentinean pesos	1,853	17.00%	1,879
Total					1,879

4.2          Money Market

Money market mutual fund´s shares are valued using the share values at the close of each reporting period. Below is a description for the end of each period:

Institution	03.31.2017	12.31.2016
	ThCh$	ThCh$
Mutual fund Itaú - Chile	—	1,500,306
Mutual fund Banco Estado - Chile	20,043,657	14,375,037
Fima fund Ahorro Plus C - Argentina	15,403,595	—
Mutual fund Itaú - Brazil	14,284,515	9,097,387
Mutual fund Santander - Brazil	13,605,767	6,287,332
Mutual fund Bradesco - Brazil	13,554,830	6,299,734
Mutual fund Corporativo Banchile - Chile	11,885,049	6,305,390
Mutual fund Banco Security - Chile	8,271,359	5,214,179
Mutual fund Banco Bice - Chile	7,855,030	4,616,379
Fondo Fima Ahorro Pesos C - Argentina	6,548,462	—
Mutual fund Banco Santander - Chile	6,226,665	8,242,619
Wester Asset Institutional Cash Reserves - USA	5,528,748	46,207,447
Mutual fund Larrain Vial - Chile	3,000,275	—
Mutual fund BCI - Chile	2,000,175	—
Fima fund Primium B - Argentina	1,446,590	3,717,158
Mutual fund Scotiabank - Chile	500,051	1,500,312
Mutual fund BBVA- Chile	500,044	—
Total mutual funds	130,654,812	113,363,280

NOTE 5 —         OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company other than cash and cash equivalents.  They consist of time deposits with short-term maturities (more than 90 days), restricted mutual funds and derivative contracts. Financial instruments are detailed as follows:

a)             Current portion 2017

a.1  Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual rat	3/31/2017
				ThCh$	%	ThCh$
11/24/16	05/08/17	Banco Santander - Chile	Unidad de fomento	10,000,000	2.85%	10,165,412
11/24/16	05/08/17	Banco Santander - Chile	Unidad de fomento	5,000,000	2.85%	5,082,706
01/10/17	05/08/17	Banco Santander - Chile	Unidad de fomento	4,000,000	2.33%	4,038,671
01/10/17	05/29/17	Banco Santander - Chile	Unidad de fomento	5,000,000	1.92%	5,043,818
03/15/17	03/15/18	Banco Votoratim - Brasil	Reales brasileros	22,632	8.82%	22,632

Subtotal						24,353,239

a.2 Rights in Forward Contracts
Rights in Forward Contracts (see details in Note 20)						4,083,696

a.3 Funds in Guaranty
Funds in guaranty for Rofez derivative operations — Argentina (1)						1,366,668

Total other Financial Assets, current						29,803,603

(1) Corresponds to funds that should remain restricted according to the partial results for derivative operations in Argentina.

b)             Non-current 2017

03.31.2017
ThCh$
Derivative futures contracts
Derivative futures contracts (see note 20)	60,993,688
Total other non-current financial assets	60,993,688

c)                                      Current portion 2016

Placement	Maturity	Institution	Currency	Principal	Annual rate	12-31-2016
				ThCh$	%	ThCh$
01-15-2016	01-04-2017	Banco HSBC - Chile	Unidad de fomento	5.000.000	1.35%	5,207,907
02-25-2016	01-09-2017	Banco HSBC - Chile	Unidad de fomento	6.000.000	1.09%	6,209,086
04-22-2016	02-13-2017	Banco HSBC - Chile	Unidad de fomento	5.000.000	1.25%	5,135,282
06-24-2016	01-09-2017	Banco HSBC - Chile	Unidad de fomento	5.000.000	1.11%	5,088,450
08-31-2016	01-09-2017	Banco HSBC - Chile	Unidad de fomento	7.000.000	1.50%	7,072,864
08-31-2016	01-09-2017	Banco HSBC - Chile	Unidad de fomento	3.000.000	1.24%	3,028,570
10-19-2016	02-24-2017	Banco HSBC - Chile	Unidad de fomento	2.000.000	2.30%	2,017,503
11-09-2016	02-13-2017	Banco HSBC - Chile	Unidad de fomento	5.000.000	3.48%	5,038,755
11-24-2016	05-08-2017	Banco HSBC - Chile	Unidad de fomento	10.000.000	2.85%	10,046,439
11-24-2016	05-08-2017	Banco HSBC - Chile	Unidad de fomento	5.000.000	2.85%	5,023,219
03-15-2016	03-15-2017	Banco Votoratim - Brasil	Brazilean reais	19.926	8.82%	21,632

Subtotal						53,889,707

a.2 Rights in Forward Contracts
Rights in Forward Contracts (see details in Note 20)						4,678,343

a.3 Funds in Guaranty
Funds in guaranty for Rofez derivative operations — Argentina (1)						1,584,577

Total other Financial Assets, current						60,152,627

d)                                     Non-current portion 2016

12.31.2016
ThCh$
Derivative futures contracts
Derivative futures contracts (see note 20)	80,180,880
Total other non-current financial assets	80,180,880

NOTE 6 — CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

	03.31.2017	12.31.2016
	ThCh$	ThCh$
Description
Prepaid expenses	5,931,040	5,689,560
Fiscal credits	44,454	—
Guarantee deposit (Argentine)	8,072	11,226
Disbursements of property, plant & equipment on behalf of Coca-Cola del Valle New Ventures S.A. (1)	318,943	1,991,167
Other current assets	1,054,382	909,256
Total	7,356,891	8,601,209

Note 6.2   Other non-current, non-financial assets

	03.31.2017	12.31.2016
	ThCh$	ThCh$
Description
Judicial deposits (see note 21.2)	19,931,100	19,112,974
Prepaid expenses	2,029,764	1,613,989
Fiscal credits	3,035,744	2,975,706
Advance payment to suppliers of property, plant & equipment (2)	15,118,507	11,173,966
Others	140,589	370,188
Total	40,255,704	35,246,823

(1)         Corresponds to disbursments of property, plant & equipment performed by subsidiaries of the Andina Group in property, plant & equipment that subsequently will be transferred to the equity investee Coca-Cola del Valle New Ventures S.A.

(2)         Corresponds to advance payments made for the construction of the new “Duque de Caixas” bottling plant in Brazil.

NOTE 7 —  TRADE AND OTHER RECEIVABLES

The composition of trade and other receivables is detailed as follows:

	03.31.2017			12.31.2016
Trade and other receivables	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current commercial debtors
Trade debtors	121,454,438	(4,133,395)	117,321,043	155,792,966	(3,090,160)	152,702,806
Other current debtors	34,259,791	(2,827,923)	31,431,868	30,923,474	(2,827,678)	28095796
Current commercial debtors	155,714,229	(6,961,318)	148,752,911	186,716,440	(5,917,838)	180,798,602
Prepayments suppliers	6,458,635	—	6,458,635	8,776,211	—	8,776,211
Other current accounts receivable	1,764,451	(195,047)	1,569,404	1,728,859	(779,318)	949,541

Commercial debtors and other current accounts receivable	163,937,315	(7,156,365)	156,780,950	197,221,510	(6,697,156)	190,524,354

Non-current accounts receivable
Trade debtors	73,436	—	73,436	83,881	—	83,881
Other non-current debtors	3,185,856	—	3,185,856	3,443,851	—	3,443,851
Non-current accounts receivable	3,259,292	—	3,259,292	3,527,732	—	3,527,732
Trade and other receivable	167,196,607	(7,156,365)	160,040,242	200,749,242	(6,697,156)	194,052,086

	03.31.2017	12.31.2016
	ThCh$	ThCh$
Up to date non-securitized portfolio until 30 days	113,546,251	148,694,299
31 and 60 days	2,517,342	1,463,935
61 and 90 days	996,823	567,318
91 and 120 days	685,965	909,985
121 and 150 days	690,307	410,944
151 and 180 days	161,942	155,596
181 and 210 days	349,405	245,947
211 and 250 days	251,350	107,679
More than 250 days	2,328,489	3,321,144
Total	121,527,874	155,876,847

The Company has an approximate number of 259,000 clients, which may have balances in the different sections of the stratification. The number of clients is distributed geographically with 63,000 in Chile, 79,000 in Brazil, 64,000 in Argentina and 53,000 in Paraguay.

	03.31.2017	12.31.2016
	ThCh$	ThCh$
Current comercial debtors	121,454,438	155,792,966
Non-current comercial debtors	73,436	83,881
Total	121,527,874	155,876,847

The movement in the allowance for doubtful accounts is presented below:

	03.31.2017	12.31.2016
	ThCh$	ThCh$
Opening balance	6,697,156	5,265,225
Bad debt expense	837,939	4,381,803
Provision application	(440,216)	(2,650,520)
Change due to foreign exchange differences	61,486	(299,352)
Movement	459,209	1,431,931
Ending balance	7,156,365	6,697,156

NOTE 8 —  INVENTORIES

The composition of inventories is detailed as follows:

Details	03.31.2017	12.31.2016
	ThCh$	ThCh$
Raw materials (1)	102,952,997	81,841,400
Finished goods	34,317,522	34,304,162
Spare parts and supplies	24,923,734	24,137,074
Work in progress	698,078	670,849
Other inventories	6,640,079	6,668,977
Obsolescence provision (2)	(2,861,543)	(2,913,114)
Total	166,670,867	144,709,348

The cost of inventory recognized as cost of sales is ThCh$283,093,378 and ThCh$265,190,744, respectively

(1)        Approximately 80% is composed of concentrate and sweeteners used in the preparation of beverages, as well as caps and PET supplies used in the packaging of the product.

(2)        The obsolescence provision is related mainly with the obsolescence of spare parts classified as inventories and to a lesser extent to finished products and raw materials. The general standard is to provision all those multi-functional spare parts without utility in rotation in the last four years prior to the technical analysis technical to adjust the provision. In the case of raw materials and finished products, the obsolescence provision is determined according to maturity.

NOTE 9 —  CURRENT AND DEFERRED INCOME TAXES

9.1 Tax Reform

On September 29, 2014, the Official Daily Newspaper published Law N°20,780 that amends the Chilean tax regime, with the main following changes:

•                  It establishes a new system of semi-integrated taxation, which can be used as an alternative to the integrated regime of attributed income. Taxpayers may opt freely to any of the two to pay their taxes. In the case of Embotelladora Andina S.A. by a general rule established by law the semi-integrated taxation system applies, which should be subsequently ratified by a future Shareholders Meeting.

•                  The semi-integrated system establishes the gradual increase in the first category tax rate for the business years 2014, 2015, 2016, 2017 and 2018 onwards, increasing to 21%, 22.5%, 24%, 25.5% and 27% respectively.

9.2     Current tax assets

Current tax assets correspond to the following items:

Description	03.31.2017	12.31.2016
	ThCh$	ThCh$
Monthly provisional payments	1,905,536	1,330,379
Tax credits (1)	—	371,971
Total	1,905,536	1,702,350

(1)    Tax credits correspond to income tax credits on training expenses, purchase of property, plant and equipment, and donations.

9.3                                       Current tax liabilities

Current tax payables correspond to the following items

Description	03.31.2017	12.31.2016
	ThCh$	ThCh$
Income tax expense	15,952,047	10,828,593
Total	15,952,047	10,828,593

9.4                                       Income tax expense

The current and deferred income tax expenses are detailed as follows:

Item	03.31.2017	03.31.2016
	ThCh$	ThCh$
Current income tax expense	16,415,913	12,317,699
Withholding tax expense foreign subsidiaries	858,800	570,365
Current income tax expense	17,274,713	12,888,064
Income (expense) for the creation and reversal of current tax difference	1,477,168	4,842,960
Expense (income) for deferred taxes	1,477,168	4,842,960
Total income tax expense	18,751,881	17,731,024

9.5                                                                               Deferred income taxes

The net cumulative balances of temporary differences that give rise to deferred tax assets and liabilities are shown below:

	03.31.2017		12.31.2016
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Property, plant and equipment	2,114,969	48,486,600	2,127,336	48,561,147
Obsolescence provision	1,607,527	—	1,541,553	—
Employee benefits	1,840,549	—	4,383,007	—
Post-employment benefits	69,117	1,021,285	49,900	1,010,779
Tax loss carried-forwards (1)	10,170,503	—	9,928,940	—
Tax Goodwill Brazil	30,764,277	—	31,926,760	—
Contingency provision	41,383,035	—	36,969,451	—
Foreign exchange differences (2)	849,461	—	—	2,124,435
Allowance for doubtful accounts	1,129,303	—	1,031,375	—
Coca-Cola incentives (Argentina)	2,740,473	—	2,408,651	—
Assets and liabilities for placement of bonds	—	624,491	—	669,856
Lease liabilities	1,674,950	—	1,767,944	—
Inventories	94,771	998,172	1,604,538	806.529
Distribution rights	—	170,181,944	—	168,511,436
Others	3,698,131	463,608	2,689,002	353,077
Subtotal	98,137,066	221,776,100	96,428,457	222,037,259
Total liabilities net	—	123,639,034	—	125,608,802

(1)    Tax losses mainly associated with the subsidiary Embotelladora Andina Chile S.A. In Chile tax losses have no expiration date

(2)    Corresponds to differed taxes for exchange rate differences generated on the translation of debt expressed in foreign currency that are taxed differently to their accrual.

9.6                                       Deferred tax liability movement

The movement in deferred income tax accounts is as follows:

Item	03.31.2017	12.31.2016
	ThCh$	ThCh$

Opening Balance	125,608,802	130,201,701
Increase (decrease) in deferred tax	(2,430,109)	(6,409,481)
Increase (decrease) due to foreign currency translation	460,341	1,816,582
Movements	(1,969,768)	(4,592,899)
Ending balance	123,639,034	125,608,802

9.7                                       Distribution of domestic and foreign tax expense

The composition of domestic and foreign tax expense are detailed as follows:

Income tax	03.31.2017	03.31.2016
	ThCh$	ThCh$
Current income taxes
Foreign	(11,225,888)	(6,801,431)
Domestic	(6,048,825)	(6,086,633)
Current income tax expense	(17,274,713)	(12,888,064)

Deferred income taxes
Foreign	(1,255,490)	(4,178,041)
Domestic	(221,678)	(664,919)
Deferred income tax expense	(1,477,168)	(4,842,960)
Income tax expense	(18,751,881)	(17,731,024)

9.8                                       Reconciliation of effective rate

Below is the reconciliation between the effective tax rate and the statutory rate:

Reconciliation of effective rate	03.31.2017	03.31.2016
	ThCh$	ThCh$
Net income before taxes	62,477,551	51,266,858
Tax expense at legal rate ( 22,5%)	(15,931,775)	—
Tax expense at legal rate ( 20,0%)	—	(12,304,046)
Effect of a different tax rate in other jurisdictions	(2,482,017)	(2,426,746)

Permanent differences:
Non-taxable revenues	2,024,293	2,282,859
Non-deductible expenses	(733,990)	(4,485,514)
Foreign subsidiaries tax withholding expense and other legal tax debits and credits	(1,628,393)	(797,577)
Adjustments to tax expense	(338,089)	(3,000,232)
Tax expense at effective rate	(18,751,881)	(17,731,024)
Effective rate	30.01%	34.6%

Below are the income tax rates applicable in each jurisdiction where the Company operates:

	Rate
Country	2017	2016
Chile	25.5%	24.0%
Brazil	34%	34%
Argentina	35%	35%
Paraguay	10%	10%

NOTE 10 —  PROPERTY, PLANT AND EQUIPMENT

10.1                                Balances

Property, plant and equipment are detailed below at the end of each period:

	Property, plant and equipment, gross		Cumulative depreciation and impairment		Property, plant and equipment, net
Item	03.31.2017	12.31.2016	03.31.2017	12.31.2016	03.31.2017	12.31.2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	45,351,569	49,986,111	—	—	45,351,569	49,986,111
Land	92,672,365	91,961,876	—	—	92,672,365	91,961,876
Buildings	235,305,798	230,355,844	(59,255,515)	(57,282,683)	176,050,283	173,073,161
Plant and equipment	463,865,542	453,359,655	(269,442,847)	(262,957,030)	194,422,695	190,402,625
Information technology	19,765,058	19,683,777	(14,232,570)	(13,560,865)	5,532,488	6,122,912
Fixed facilities and accessories	34,012,602	32,616,284	(12,766,240)	(12,150,171)	21,246,362	20,466,113
Vehicles	47,135,751	44,629,827	(22,333,794)	(20,733,402)	24,801,957	23,896,425
Leasehold improvements	748,769	734,100	(584,951)	(543,577)	163,818	190,523
Other property, plant and equipment (1)	408,485,857	397,539,405	(299,026,589)	(287,488,266)	109,459,268	110,051,139
Total	1,347,343,311	1,320,866,879	(677,642,506)	(654,715,994)	669,700,805	666,150,885

(1)        Other property, plant and equipment is composed of bottles, market assets, furniture and other minor assets.

The net balance of each of these categories is detailed as follows:

Other property, plant and equipment	03.31.2017	12.31.2016
	ThCh$	ThCh$
Bottles	59,561,900	64,020,146
Marketing and promotional assets	44,046,722	38,834,104
Other property, plant and equipment	5,850,646	7,196,889
Total	109,459,268	110,051,139

The Company has insurance to protect its property, plant and equipment and its inventory from potential losses. The geographic distribution of those assets is detailed as follows:

Chile          : Santiago, Puente Alto, Maipú, Renca, Rancagua y San Antonio, Antofagasta, Coquimbo and Punta Arenas.

Argentina  : Buenos Aires, Mendoza, Córdoba y Rosario, Bahía Blanca, Chacabuco, La Pampa, Neuqén, Comodoro Rivadavia, Trelew, and Tierra del Fuego

Brazil        : Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguazú, Espirito Santo, Vitoria parts Sao Paulo and Minas Gerais.

Paraguay   : Asunción, Coronel Oviedo, Ciudad del Este and Encarnación.

10.2                        Movements

Movements in property, plant and equipment are detailed as follows:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net Leasehold improvements, net	Other, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at January 1, 2017	49,986,111	91,961,876	173,073,161	190,402,625	6,122,912	20,466,113	23,896,425	190,523	110,051,139	666,150,885
Additions	11,314,785	—	158,159	1,426,203	(295,605)	(394,555)	—	—	9,566,525	21,775,512
Disposals	—	—	(8,894)	(487,591)	—	—	(25,085)	—	(212,925)	(734,495)
Transfers between items of property, plant and equipment	(17,567,566)	—	2,632,067	10,716,093	217,467	1,550,080	1,932,476	—	519,383	—
Depreciation expense	—	—	(1,583,801)	(9,324,017)	(569,345)	(531,097)	(1,338,179)	(30,366)	(10,805,268)	(24,182,072)
Increase (decrease) due to foreign currency translation differences	919,195	737,734	1,772,128	2,347,890	57,766	118,222	357,367	3,661	1,399,041	7,713,004
Other increase (decrease	699,044	(27,245)	7,463	(658,508)	(707)	37,599	(21,047)	—	(1,058,628)	(1,022,029)
Total movements	(4,634,542)	710,489	2,977,122	4,020,070	(590,424)	780,249	905,532	(26,705)	(591,871)	3,549,920
Ending balance at March 31, 2017	45,351,569	92,672,365	176,050,283	194,422,695	5,532,488	21,246,362	24,801,957	163,818	109,459,268	669,700,805

(1)         Mainly correspond to property, plant & equipment write-offs.

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2016	34,625,004	86,898,529	159,474,930	203,379,934	4,320,656	22,306,759	18,106,705	274,945	111,142,410	640,529,872
Additions	70,421,863	1,248,433	1,201,903	9,833,490	2,666,593	161,395	338,986	—	38,923,620	124,796,283
Disposals	—	—	(4,598)	(601,444)	—	—	(3,473)	—	(54,861)	(664,376)
Transfers between items of property, plant and equipment	(53,824,861)	1,643,038	15,471,645	16,202,982	1,062,653	1,709,635	9,015,390	—	8,719,518	—
Depreciation expense	—	—	(5,335,475)	(35,568,436)	(1,910,731)	(2,456,511)	(4,622,348)	(112,805)	(44,120,837)	(94,127,143)
Increase (decrease) due to foreign currency translation differences	(1,235,895)	2,171,876	2,792,916	(1,266,728)	29,148	(1,254,915)	1,783,041	28,383	(3,322,005)	(274,179)
Other increase (decrease) (1)	—	—	(528,160)	(1,577,173)	(45,407)	(250)	(721,876)	—	(1,236,706)	(4,109,572)
Total movements	15,361,107	5,063,347	13,598,231	(12,977,309)	1,802,256	(1,840,646)	5,789,720	(84,422)	(1,091,271)	25,621,013
Ending balance at December 31, 2016	49,986,111	91,961,876	173,073,161	190,402,625	6,122,912	20,466,113	23,896,425	190,523	110,051,139	666,150,885

(1)         Mainly correspond to property, plant & equipment write-offs.

NOTE 11 —  RELATED PARTY DISCLOSURES

Balances and main transactions with related parties are detailed as follows:

11.1                                Accounts receivable:

11.1.1                      Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	03.31.2017	12.31.2016
					ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Chilean pesos	4,143,830	5,283,410
96.517.210-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Chilean pesos	225,309	307,848
76.572.588-7	Coca Cola del Valle New Ventures S.A.	Associate	Chile	Chilean pesos	—	180,000
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Dollars	11,080	13,827
77.755.610-k	Comercial Patagona Ltda.	Related to director	Chile	Chilean pesos	3,887	3,598
Total					4,384,106	5,788,683

11.1.2                      Non current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	03.31.2017	12.31.2016
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	145,450	147,682
Total					145,450	147,682

11.2                                Accounts payable:

11.2.1                      Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	03.31.2017	12.31.2016
					ThCh$	ThCh$
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Brazilian real	21,690,629	17,345,806
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Argentine pesos	6,054,063	10,275,931
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	7,054,222	7,284,499
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Brazilian real	2,933,078	3,571,514
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean pesos	3,558,217	5,338,180
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Chilean pesos	76,201	304,405
		Total			41,366,409	44,120,335

11.3                       Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 03.31.2017
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	39,926,351
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	1,709,848
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	1,210,326
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean pesos	251,078
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	8,424,956
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of services and others	Chilean pesos	863,582
96.891.720-K	Embonor S.A.	Associate	Chile	Sale of packaging materials	Chilean pesos	13,164,023
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	764,350
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Sale of finished products	Chilean pesos	9,058,728
Foreign	Leao Alimentos e Bebidas Ltda.	Related to Shareholder	Brazil	Advertising participation payment	Brazilian real	852,901
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Associate	Argentina	Purchase of concentrates	Brazilian real	34,299,283
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	1,266,886
89.996.200-1	Envases del Pacífico S.A.	Shareholder	Chile	Advertising participation payment	Argentine pesos	618,143
89.862.200-2	Latam Airlines Group S.A.	Related to director	Chile	Sale of packaging materials	Chilean pesos	206,477

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2016
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	129,660,611
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	7,154,023
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	3,740,351
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean pesos	2,299,634
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	34,144,348
76.572.588.7	Coca-Cola del Valle New Ventures S.A.	Associate	Chile	Administrative and commercial services	Chilean pesos	180,000
96.891.720-K	Embonor S.A.	Associate	Chile	Sale of packaging materials	Chilean pesos	44,310,169
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	2,749,506
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Sale of finished products	Chilean pesos	115,706,386
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilian real	25,675,184
Foreign	Leao Alimentos e Bebidas Ltda.	Related to Shareholder	Brazil	Advertising participation payment	Brazilian real	11,658,142
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Associate	Argentina	Purchase of concentrates	Brazilian real	114,427,713
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	14,680,603
89.996.200-1	Envases del Pacífico S.A.	Shareholder	Chile	Advertising participation payment	Argentine pesos	1,751,011
Foreign	Coca-Cola Perú	Related to director	Perú	Purchase of raw materials	Chilean pesos	4,188,812

11.4                                Key management compensation

Salaries and benefits paid to the Company’s key management personnel including directors and managers are detailed as follows:

Description	03.31.2017	03.31.2016
	ThCh$	ThCh$
Executive wages, salaries and benefits	2,296,888	2,525,007
Director allowances	378,000	368,088

Total	2,674,888	2,893,095

NOTE 12 —  CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Composition of employee benefits is the following:

Description	03.31.2017	12.31.2016
	ThCh$	ThCh$
Accrued vacations	19,086,222	19,828,622
Employee remuneration payable	5,083,728	15,824,809
Indemnities for years of service	8,293,935	8,157,745
Total	32,463,885	43,811,176

	ThCh$	ThCh$
Current	24,169,950	35,653,431
Non-current	8,293,935	8,157,745
Total	32,463,885	43,811,176

12.1        Indemnities for years of service

The movements of post-employment benefits that are determined as stated in Note 2 are detailed as follows:

Movements	03.31.2017	12.31.2016
	ThCh$	ThCh$
Opening balance	8,157,745	8,230,030
Service costs	384,108	2,059,799
Interest costs	55,917	182,328
Net actuarial losses	(1,520)	536,105
Benefits paid	(302,314)	(2,850,517)
Total	8,293,935	8,157,745

12.1.1        Assumptions

The actuarial assumptions used were:

Assumptions	03.31.2017	12.31.2016

Discount rate	2.7%	2.7%
Expected salary increase rate	2.0%	2.0%
Turnover rate	5.4%	5.4%
Mortality rate (1)	RV-2009	RV-2009
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

(1) Mortality assumption tables prescribed for use by the Chilean Superintendence of Securities and Insurance.

12.2           Personnel expenses

Personnel expenses included in the consolidated statement of income statement are as follows:

Description	03.31.2017	03.31.2016
	ThCh$	ThCh$
Wages and salaries	52,795,695	52,463,223
Employee benefits	8,836,883	10,184,654
Severance and post-employment benefits	3,388,753	1,206,023
Other personnel expenses	8,954,966	2,371,434
Total	73,976,297	66,225,334

12.3           Number of Employees

	03.31.2017	03.31.2016
Number of employees	15,579	16,207
Number of average employees	15,795	16,362

NOTE 13 —  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

13.1                        Balances

Investments in associates using equity method of accounting are detailed as follows:

		Country of	Functional	Carrying Value		Percentage interest
Taxpayer ID	Name	Incorporation	Currency	03.31.2017	12.31.2016	03.31.2017	12.31.2016
				ThCh$	ThCh$	%	%
86.881.400-4	Envases CMF S.A. (1)	Chile	Chilean peso	19,428,916	18,693,851	50,00%	50.00%
Foreign	Leao Alimentos e Bebidas Ltda. (2)	Brazil	Brazilian real	20,423,212	19,559,114	8,82%	8.82%
Foreign	Kaik Participacoes Ltda. (2)	Brazil	Brazilian real	1,420,298	1,364,444	11,32%	11.32%
Foreign	SRSA Participacoes Ltda.	Brazil	Brazilian real	249,780	258,928	40,00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	Brazilian real	26,591,276	26,091,690	40,00%	40.00%
Foreign	Trop Frutas do Brasil Ltda. (2)	Brazil	Brazilian real	6,297,826	6,069,003	7.52%	7.52%
76572588-7	Coca Cola del Valle New Ventures S.A. (3)	Chile	Chilean peso	8,660,751	5,160,751	35.00%	35.00%
Foreign	Alimentos de Soya S.A. (4)	Argentina	Argentine Pesos	9,661,283	—	13.00%	—
Foreign	UBI 3 Participacoes Ltda. (4)	Brazil	Brazilian real	4,491,827	—	8.50%	—
Total				97,225,169	77,197,781

(1)

In these company, regardless of the percentage of ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)	In these companies, regardless of the percentage of ownership interest held, the Company has significant influence, given that it has a representative on each entity’s Board of Directors.
(3)

On January 28, 2016, Embotelladora Andina S.A along with Coca-Cola de Chile S.A. and Coca-Cola Embonor S.A., formed the company Coca-Cola del Valle New Ventures S.A., whose main purpose will be the development and production of juices, waters and non-carbonated beverages under trade names of The Coca-Cola Company, that Andina and Coca-Cola Embonor S.A. are authorized to market and distribute in their respective franchise territories.

(4)

Figures correspond to acquisition of ownership interest in companies producing “AdeS” products. These acquisitions are part of the “AdeS” business in accordance with the agreements established by The Coca Cola Company.

13.2     Movement

The movement of investments in associates accounted for using the equity method is shown below:

Details	31.03.2017	12.31.2016
	ThCh$	ThCh$
Opening Balance	77,197,781	54,190,546
Other investment increases in associates (Capital Contribution Leão Alimentos e Bebidas Ltda.).	17,653,111	17,586,575
Dividends received	—	(750,806)
Share in operating income	1,267,734	396,764
Unrealized income	21,318	85,266
Increase (Decrease) due to foreign currency translation differences	1,085,225	5,689,436
Ending Balance	97,225,169	77,197,781

The main movements for the periods ended 2017 and 2017:

•              On December 26, 2016, Coca-Cola Andina confirmed its decision to The Coca-Cola Company to participate in the “AdeS” business and commercialize said products in all of its franchised territories.  Consequently, on March 28, 2017 this operation materialized and pursuant to the agreements implied disbursing US$39 million, ThCh$14,153,111 assigned to purchasing rights in “AdeS” producing companies and ThCh$11,923,342 assigned to distribution rights of “AdeS” products. The rights acquired in the companies are distributed as follows:

•                  Purchase of a 13.0% ownership interest in the Argentinean company Alimentos de Soya S.A. for ThCh$9,661,283.

•                  Purchase of an 8.5% ownership interest in the Brazilian company UBI 3 Participacoes Ltda. for ThCh$4,491,828.

•             During 2016, Leão Alimentos e Bebidas Ltda. carried out a capital increase.  Rio de Janeiro Refrescos Ltda. participated in this capital increase regarding its ownership interest for an amount of ThCh$6,105,732.

•             During 2016, because of corporate restructuring, the Brazilian company Trop Frutas do Brasil Ltda., became part of bottler group of the Coca-Cola system in Brazil.  As a result, Rio de Janeiro Refrescos Ltda. holds a 7.52% direct ownership interest in that company through a capital contribution of ThCh$ 6,157,150.

•             During 2017, Embotelladora Andina S.A. has made capital contributions to Coca-Cola del Valle New Ventures S.A. in the amount of ThCh$3,500,000 (ThCh$ 5,323,693 as of December 31, 2016).

•             During 2016, Envases CMF S.A. distributed ThCh$750,806 in dividends.

•             During 2017 and 2016, Sorocaba Refrescos S.A. did not distribute dividends.

13.3 Reconciliation of share of profit in investments in associates:

Details	03.31.2017	03.31.2016
	ThCh$	ThCh$
Share of profit of investment accounted for using the equity method	1,267,734	912,121
Unrealized earnings in inventory acquired from associates and not sold at the end of period, presented as a discount in the respective asset account (containers and/or inventories)	(216,188)	(170,387)
Amortization of Fair Value in Vital Jugos S. A	21,318	21,317
Income Statement Balance	1,072,864	763,051

13.4     Summary financial information of associates:

The attached table presents summarized information regarding the Company´s equity investees as of March 31, 2017:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participacoes Ltda.	SRSA Participacoes Ltda.	Leao Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca Cola del Valle New Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	66,509,698	124,307,570	12,547,167	624,448	319,017,520	87,576,614	15,236,646
Total liabilities	26,496,156	57,829,428	39	—	88,834,521	2,200,616	490,762
Total revenue	13,278,466	55,895,580	156,440	620,256	38,667,258	841,222	—
Net income (loss) of associate	1,427,496	(1,345,430)	156,440	620,256	197,397	810,567	(465,138)

Reporting date	03/31/2017	02/28/2017	02/28/2017	02/28/2017	02/28/2017	02/28/2017	12/31/2016

NOTE 14 —  INTANGIBLE ASSETS AND GOODWILL

14.1           Intangible assets other than goodwill

Intangible assets other than goodwill as of the end of each reporting period are detailed as follows:

	03-31-2017			12-31-2016
	Gross	Cumulative	Net	Gross	Cumulative	Net
Detail	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	693,784,774	—	693,784,774	674,920,063	—	674,920,063
Software	25,647,418	(20,107,926)	5,539,492	24,954,998	(19,349,917)	5,605,081
Water rights	522,002	(51,084)	470,918	522,748	(51,830)	470,918
Total	719,954,194	(20,159,010)	699,795,184	700,397,809	(19,401,747)	680,996,062

(1)         Correspond to the contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights, allow qualifying them as permanent contracts. These production and distribution rights, and in conjunction with the assets that are part of the cash-generating units, are annually subjected to the impairment test. Such distribution rights are composed in the following manner and are not subject to amortization:

Distribution rights	03.31.2017	12.31.2016
	ThCh$	ThCh$
Chile (excluding Metropolitan Region, Rancagua and San Antonio)	305,095,991	301,127,305
Brazil (Rio de Janeiro, Espirito Santo, Riberao Preto and the investments in Sorocaba and Leão Alimentos e Bebidas Ltda.)	211,655,631	207,469,759
Paraguay	174,505,872	165,295,516
Argentina (North and South)	2,527,280	1,027,483
Total	693,784,774	674,920,063

The movement and balances of identifiable intangible assets are detailed as follows:

	03-31-2017					12-31-2016
	Distribution					Distribution
Details	Rights		Rights	Software	Total	Rights		Rights	Software	Total
	ThCh$		ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$	ThCh$

Opening balance	674,920,063		470,918	5,605,081	680,996,062	658,625,624		476,643	6,564,388	665,666,655
Additions	11,923,342	(1)	—	(1,577)	11,921,765	821,577	(2)	975	2,842,314	3,664,866
Amortization	—		—	(643,104)	(643,104)	—		(4,575)	(3,207,309)	(3,211,884)
Other increases (decreases)(3)	6,941,369		—	579,092	7,520,461	15,472,862		(2,125)	(594,312)	14,876,425
Total	693,784,774		470,918	5,539,492	699,795,184	674,920,063		470,918	5,605,081	680,996,062

(1)          Corresponds to distribution rights paid in Argentina, Paraguay and Chile resulting from the transaction in which The Coca-Cola Company acquired the “AdeS” business described in previous notes.

(2)          During the second quarter of 2016 Embotelladora Andina S.A. began distributing of Monster products

(3)          Mainly corresponds to the foreign currency effect of converting foreign subsidiaries’ distribution rights into the presentation currency.

14.2        Goodwill

Goodwill is considered as the excess acquisition cost over fair value of the group´s ownership interest in identifiable net assets of the acquired subsidiary at the acquisition date.

14.2.1 Measurement of recoverable goodwill value.

Goodwill is annually reviewed but its recoverable value is checked during anticipated periods, if there are facts indicating a possible impairment. These signs may include new legal dispositions, changes in the economic environment affecting business operating performance indicators, movements in the competition, or the sale of a significant part of the cash-generating unit (CGU).

Management reviews business performance based on geographic segments.  Goodwill is monitored by operating segment that includes different cash generating units of the operations in Chile, Brazil, Argentina and Paraguay.  Impairment of distribution rights is geographically monitored at the CGU or group of cash generating units that correspond to specific territories for which Coca-Cola distribution rights have been acquired.  These cash generating units or groups of cash generating units are composed by:

•                  Regions in Chile (excluding Metropolitan Region, province of Rancagua and province of San Antonio)

•                  Argentina North

•                  Argentina South

•                  Brazil (state of Rio de Janeiro and Espirito Santo)

•                  Brazil (Ipiranga territories)

•                  Brazil: the investment in the associate Sorocaba

•                  Brazil: the investment in the associate Leão Alimentos S.A.

•                  Paraguay

In order to check if goodwill has suffered an impairment loss, the company compares its book value with its recoverable value, and an impairment loss is recognized for the excess of the book value amount of the asset over its recoverable amount. To determine the recoverable values of the CGU, management considers the discounted cash flow method as the most appropriate method.

14.2.2              Main assumptions used in the annual test:

a.         Discount rate:

The real discount rate applied in the annual test carried out in December 2016 was estimated with the Capital Asset Pricing Model that allows estimating a discount rate according to the risk level of the CGU in the country where it operates.  A nominal discount rate before taxes is used according to the following table:

Discount Rate
2016
Argentina	20.5%
Chile	7.9%
Brazil	11.9%
Paraguay	10.7%

Management carried out the annual goodwill impairment test as of December 31, 2016 for each CGU.

b.                  Other assumptions

Financial projections to determine the net value of future cash flows are modelled considering the main variables of the historical flows of the CGU, and approved budgets. In this sense, a conservative growth rate is used, which reach 3% for the soft drinks category and up to 7% for the less developed categories such as juices and water. Perpetuity growth rates between 2% and 2.5% depending on the level of per capita consumption of our products at each operation are set beyond the fifth year of projection. In this sense, the variables of greater sensitivity in these projections correspond to discount rates applied in order to determine the net present value of projected flows.

For the purpose of the impairment test, sensitivities were conducted in these critical variables according to the following:

•                  EBITDA Margin: corresponds to an increase or decrease of up to 15 bps of the EBITDA margin of the operations.

•                  Discount rate: corresponds to an increase or decrease of 150 bps in the discount rate of future cash flows

14.2.3              Conclusions

As a result of the annual test, no impairments have been identified in any of the CGUs assuming conservative EBITDA margin projections and in line with the markets’ history.

Despite the deterioration of the macroeconomic conditions experienced by the economies of the countries where the cash generating units develop their operations, recovery values from the impairment test were higher than the book values of assets.

14.2.4              Goodwill by business segment and country

Movement in goodwill is detailed as follows:

Operating segment	01.01.2017	Additions	Disposals or impairments	Foreign currency translation differences where functional currency is different from presentation currency	03.31.2017
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	—	—	8,503,023
Brazilian operation	81,145,834	—	—	1,616,588	82,762,422
Argentine operation	5,972,515	—	—	143,378	6,115,893
Paraguayan operation	7,298,133	—	—	105,382	7,403,515
Total	102,919,505	—	—	1,865,348	104,784,853

Operating segment	01.01.2016	Additions	Disposals or impairments	Foreign currency translation differences where functional currency is different from presentation currency	12.31.2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	—	—	8,503,023
Brazilian operation	71,960,960	—	—	9,184,874	81,145,834
Argentine operation	7,720,202	—	—	(1,747,687)	5,972,515
Paraguayan operation	7,651,751	—	—	(353,618)	7,298,133
Total	95,835,936	—	—	7,083,569	102,919,505

NOTE 15 —  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

Current	03.31.2017	12.31.2016
	ThCh$	ThCh$
Bank loans	37,359,545	20,609,887
Bonds payable	17,507,275	26,729,828
Deposits in guarantee	13,415,124	13,446,077
Derivative contract obligations (see note 20)	3,386,141	1,229,354
Leasing agreements	2,641,633	2,785,424
Total	74,309,718	64,800,570

Non-current	03.31.2017	12.31.2016
	ThCh$	ThCh$
Bank loans	17,219,003	17,736,697
Bonds payable	680,762,334	685,684,184
Leasing agreements	17,969,457	18,149,706
Total	715,950,794	721,570,587

The fair value of financial assets and liabilities is presented below:

Current	Book Value 03.31.2017	Fair Value 03.31.2017	Book Value 12.31.2016	Fair Value 12.31.2016
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents (3)	163,127,384	163,127,384	141,263,880	141,263,880
Other financial assets (3)	29,803,603	29,803,603	60,152,627	60,152,627
Trade and other accounts receivable (3)	156,780,950	156,780,950	190,524,354	190,524,354
Accounts receivable from related companies (3)	4,384,106	4,384,106	5,788,683	5,788,683
Bank loans (1)	37,359,545	37,782,954	20,609,887	20,932,073
Bonds payable (2)	17,507,275	19,423,994	26,729,828	29,338,170
Deposits in guarantee (3)	13,415,124	13,415,124	13,446,077	13,446,077
Derivative contract obligations (see note 20)	3,386,141	3,386,141	1,229,354	1,229,354
Leasing agreements (3)	2,641,633	2,641,633	2,785,424	2,785,424
Trade and other accounts payable (3)	227,191,818	227,191,818	242,836,536	242,836,356
Accounts payable from related companies (3)	41,366,409	41,366,409	44,120,335	44,120,335

Non-current	03.31.2017	03.31.2017	12.31.2016	12.31.2016
	ThCh$	ThCh$	ThCh$	ThCh$
Other financial assets (3)	60,993,688	60,993,688	80,180,880	80,180,880
Bank loans (1)	17,219,003	13,995,267	17,736,697	14,365,502
Bonds payable (2)	680,762,334	754,820,781	685,684,184	752,078,561
Leasing agreements (3)	17,969,457	17,969,457	18,149,706	18,149,706

1)                 The fair values are based on discounted cash flows using market-based discount rates as of year-end and are Level 2 fair value measurements.

2)                 The fair value of corporate bonds are classified as a Level 1 fair value measurements based on quoted prices for the Company’s obligations.

3)                 The fair value approximates book value considering the nature and term of the obligations.

15.1.1  Bank obligations, current

										Maturity		Total
Indebted Entity			Creditor Entity				Type	Effective	Nominal	Up to	90 days	at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Amortization	Rate	Rate	90 days	To 1 year	03.31.2017	12.31.2016
	ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	Unidad de fomento	Semiannually	3.43%	3.43%	344,231	328,279	672,510	655,752
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina (1)	Argentina	Argentine pesos	Monthly	20.50%	20.50%	70,920	12,942,885	13,013,805	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Quarterly	20.00%	20.00%	61,464	4,314,295	4,375,759	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Quarterly	15,25%	15,25%	—	—	—	340
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine pesos	Monthly	15,25%	15,25%	—	—	—	39,942
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	BBVA Banco Francés	Argentina	Argentine pesos	Monthly	15,25%	15,25%	—	—	—	34,861
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Monthly	15,25%	15,25%	—	—	—	335,722
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	ITAÚ - Finame	Brazil	Dollars	Monthly	2.99%	2.99%	—	12,023,547	12,023,547	12,017,942
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	7.15%	7.15%	283,606	697,984	981,590	954,566
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	4.50%	4.50%	2,179,417	716,346	2,895,763	2,839,713
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	6.63%	6.63%	1,030,815	2,365,756	3,396,571	3,731,059

Total												37,359,545	20,609,897

(1) The Bicentennial credit granted by Banco de la Nación Argentina to Embotelladora del Atlántico S.A. at a preferential rate is a benefit of the Argentine Government to promote investment projects. Embotelladora del Atlántico S.A. registered investment projects and received the bicentennial credit at a preferential rate of 9.9% a year, the financial expense is recognized according to the market rate, and the financial expense differential between market and nominal rate was allocated as a lower cost of the fixed asset.

15.1.2  Bank obligations, non-current March 31, 2017

										Maturity
													More 4
													years
Indebted Entity			Creditor Entity				Type	Effective	Nominal	1 year up to	More 2 years	More 3 years	Up to 5	More 5	at
Tx ID	Name	Country	Tx ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	years	Years	03.31.2017

										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.63%	6.63%	1,224,524	680,807	309,771	1,092,583	—	3,307,685
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	7.15%	7.15%	1,449,421	1,352,928	887,363	3,552,896	—	7,242,608
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	4.50%	4.50%	5,730,769	—	—	—	—	5,730,769
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco Bice	Chile	Chilean pesos	Semiannually	3.43%	3.43%	937,941	—	—	—	—	937,941

Total															17,219,003

15.1.2  Bank obligations, non-current December 31, 2016

										Maturity
													More than 4
											More than 2	More than 3	years	More
Indebted Entity			Creditor Entity				Type	Effective	Nominal	1 year up to	years	years	Up to 5	than 5	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	years	Years	03.31.2017
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.63%	6.63%	1,485,327	547,219	431,726	—	—	2,464,272
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	7.15%	7.15%	1,985,981	3,042,278	2,832,515	158,490	—	8,019,264
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	4.50%	4.50%	4,213,075	2,106,537	—	—	—	6,319,612
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco Bice	Chile	Chilean pesos	Semiannually	3.43%	3.43%	933,549	—	—	—	—	933,549

Total															17,736,697

15.1.3  Restrictions

In general, the Company’s bank obligations are not subject to the fulfilment of covenants, with the exception of debt kept by the subsidiary Rio de Janeiro Refrescos Ltda. with Banco Itaú with maturity in 2017 at a 2.992% annual rate, which is primarily recorded under other current liabilities. The covenant associated with this debt is that: the gross debt deducting available cash must not exceed 2.5 times EBITDA at the annual closing date. As of December 31, 2016 the debt of Rio de Janeiro Refrescos Ltda reaches 2.35 times EBITDA according to the following details:

Items included in the indicator to the date of the last annual closing are:	ThR$
Borrowings with various third the Andina group	1,396,699
Cash and cash equivalents	127,029
EBITDA	540,227

15.2.1        Bonds payable

	Current		Non-current		Total
Composition of bonds payable	03.31.2017	12.31.2016	03.31.2017	12.31.2016	03.31.2017	12.31.2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds (face value)	17,731,599	27,112,986	685,115,346	690,150,930	702,846,945	717,263,916
Expenses of bond issuance and discounts on placement	(224,324)	(383,158)	(4,353,012)	(4,466,746)	(4,577,336)	(4,849,904)
Net balance presented in statement of financial position	17,507,275	26,729,828	680,762,334	685,684,184	698,269,609	712,414,012

15.2.2        Current and non-current balances

Obligations with the public correspond to bonds in UF issued by the parent company on the Chilean market and bonds in US dollars issued by the parent company on the international market:

							Date
	Series	Face amount	Unit of Adjustment	Interest rate	final Maturity	Interest Payment	Amortization of capital	03.31.2017	12.31.2016
								ThCh$	ThCh$
Bonds, current portion
SVS Registration N°640 SVS 08.23.2010	A	125,000	UF	3,0%	08.15.2017	Semiannually	02.15.2017	3,320,972	6,660,552
SVS Registration N°254 SVS 06.13.2001	B	2,534,835	UF	6,5%	06.01.2026	Semiannually	06.01.2016	6,756,849	5,656,992
SVS Registration N°641 08.23.2010	C	1,500,000	UF	4,0%	08.15.2031	Semiannually	02.15.2021	191,163	587,020
SVS Registration N°759 08.20.2013	C	1,000,000	UF	3,5%	08.16.2020	Semiannually	08.16.2017	6,718,448	6,929,828
SVS Registration N°760 08.20.2013	D	4,000,000	UF	3,8%	08.16.2034	Semiannually	02.16.2032	498,282	1,487,844
SVS Registration N°760 04.02.2014	E	3,000,000	UF	3,75%	03.01.2035	Semiannually	09.01.2032	245,885	978,933
Bonds USA	—	575,000,000	US$	5,0%	10.01.2023	Semiannually	10.01.2023	—	4,811,817
Total current portion								17,731,599	27,112,986
Bonds non-current portion
SVS Registration N°254 SVS 06.13.2001	B	2,534,835	UF	6,5%	06.01.2026	Semiannually	06.01.2017	61,776,136	61,486,857
SVS Registration N°641 08.23.2010	C	1,500,000	UF	4,0%	08.15.2031	Semiannually	02.15.2021	39,707,910	39,521,970
SVS Registration N°759 08.20.2013	C	1,000,000	UF	3,5%	08.16.2020	Semiannually	08.16.2017	16,544,962	19,760,985
SVS Registration N°760 08.20.2013	D	4,000,000	UF	3,8%	08.16.2034	Semiannually	02.16.2032	105,887,760	105,391,920
SVS Registration N°760 04.02.2014	E	3,000,000	UF	3,75%	03.01.2035	Semiannually	09.01.2032	79,415,828	79,043,948
Bonds USA	—	575,000,000	US$	5,0%	10.01.2023	Semiannually	10.01.2023	381,782,750	384,945,250
Bonds non-current portion								685,115,346	690,150,930

Accrued interest included in the current portion of bonds totaled ThCh$2,478,758 and ThCh$8,646,270 at March 31, 2017 and December 31, 2016, respectively.

15.2.3        Non-current maturities

		Year of maturity				Total non- current
	Series	2017	2018	2019	After	3/31/2017
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration N°254 06.13.2001	B	5,672,053	6,040,729	6,433,378	43,629,976	61,776,136
SVS Registration N°641 08.23.2010	C	—	—	—	39,707,910	39,707,910
SVS Registration N°759 08.20.2013	C	6,617,985	6,617,985	3,308,992	—	16,544,962
SVS Registration N°760 08.20.2013	D	—	—	—	105,887,760	105,887,760
SVS Registration N°760 04.02.2014	E	—	—	—	79,415,829	79,415,829
Bonds USA	—	—	—	—	381,782,750	381,782,750
Total		12,290,038	12,658,714	9,742,370	650,424,225	685,115,346

15.2.4        Market rating

The bonds issued on the Chilean market had the following rating at March 31, 2017:

AA          :       ICR Compañía Clasificadora de Riesgo Ltda. rating

AA          :       Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market as of March 31, 2017 is the following:

BBB       :       Standard&Poors rating

BBB+     :       Fitch Chile Clasificadora de Riesgo Limitada rating.

15.2.5                     Restrictions

15.2.5.1                 Restrictions regarding bonds placed abroad.

On September 26, 2013, Andina issued a bond in the U.S. Market (Bonds USA) for US$575 million at a coupon rate of 5.000% maturing on October 1, 2023.  These bonds do not have financial restrictions.

15.2.5.2                 Restrictions regarding bonds placed in the local market.

For purposes of the calculation of the covenants, the amount of EBITDA that was agreed on each bond issue is included.

Restrictions regarding the issuance of bonds for a fixed amount registered under number 254.

During 2001, Andina placed local bonds in the Chilean market.  The issuance was structured into two series, one of which matured during 2008.

The outstanding series as of March 31, 2017 is Series B for a nominal amount of up to UF 4 million, of which amount UF 3.7 million in bonds were placed with final maturity in the year 2026 at a 6.50%  annual interest rate. The balance of outstanding capital as of March 31, 2017 is UF 2.535 million.

Series B was issued with charge to the Bonds Line registered with the Securities Registered under number 254 dated June 13, 2001.

Regarding Series B, the Issuer is subject to the following restrictions:

•             Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements. Consolidated Equity will be regarded as total equity including non-controlling interest.

As of March 31, 2017, Indebtedness Level is 0.83 times of Consolidated Equity.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows (in thousand Chilean pesos):

As of March 31, 2017, the values of items included in this indicator are the following:	ThCh$
Other current financial liabilities	74,309,718
Other non-current financial liabilities	715,950,794
(-) Other non-current financial assets (hedge derivatives)	(65,077,384)
Consolidated Equity	873,507,139

•             Maintain, and in no manner lose,  sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.

•             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as  any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow.

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s unsecured consolidated liabilities.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets:  assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under

“Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

As of March 31, 2017, this index is 1.65 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of March 31, 2017, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,150,389,145
(-)Other current and non-current financial assets (hedge derivatives)	(65,077,384)
Consolidated Assets free of pledges, mortgages or other liens (adjusted)	2,085,311,761
Consolidated liabilities payable not guaranteed	1,332,682,343
(-) Other current and non-current financial assets (hedge derivatives)	(65,077,384)
Unsecured Consolidated Liabilities Payable (adjusted)	1,267,604,959

Restrictions regarding bond lines registered in the Securities Registered under numbers 640 and 641.

Because of our merger with Coca-Cola Polar S.A., Andina became a debtor of the following two bonds placed in the Chilean market in 2010:

•             UF 1.0 million of Series A bonds due 2017, bearing an annual interest of 3.00%. As of March 31, 2017, the balance of outstanding capital is UF 0.125 million.

•             UF 1.5 million of Series C bonds due 2031, bearing an annual interest rate of 4.00%. As of March 31, 2017, the balance of outstanding capital is UF 1.5 million.

Series A and Series C were issued with charge to the Bond Lines registered with the Securities Registrar, under numbers 640 and 641, respectively, both on August 23, 2010.

Regarding Series A and Series C, the Issuer is subject to the following restrictions:

•             Maintain a level of “Net Financial Debt” within its quarterly financial statements that may not exceed 1.5 times, measured over figures included in its consolidated statement of financial position.   To this end, net financial debt shall be defined as the ratio between net financial debt and total equity of the issuer (equity attributable to controlling owners plus non-controlling interest). On its part, net financial debt will be the difference between the Issuer’s financial debt and cash.

As of March 31, 2017, Net Financial Debt was 0.61 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of March 31, 2017, the values of items included in this restriction are the following:	ThCh$
Other current financial liabilities	74,309,718
Other non-current financial liabilities	715,950,794
(-) Cash and cash equivalent	(163,327,384)
(-) Other current financial assets	(29,803,603)
(-) Other non-current financial assets (hedge derivatives)	(60,993,688)
Consolidated Equity	873,507,139

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s unsecured consolidated liabilities.

Unencumbered assets refer to the assets that meet the following conditions: are the property of the issuer; classified under Total Assets of the Issuer’s Financial Statements; and that are free of any pledge, mortgage or other liens constituted in favor of third parties, less “Other Current Financial Assets” and “Other Non-Current Financial Assets” of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

Unsecured total liabilities refers to: liabilities from Total Current Liabilities and Total Non-Current Liabilities of Issuer’s Financial Statement which do not benefit from preferences or privileges, less “Other Current Financial Assets” and “Other Non-Current Financial Assets” of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

As of March 31, 2017, this index is 1.65 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of March 31, 2017, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,150,389,145
(-)Other current and non-current financial assets (hedge derivatives)	(65,077,384)
Consolidated Assets free of pledges, mortgages or other liens (adjusted)	2,085,311,761
Consolidated liabilities payable not guaranteed	1,332,682,343
(-) Other current and non-current financial assets (hedge derivatives)	(65,077,384)
Unsecured Consolidated Liabilities Payable (adjusted	1,267,604,959

•             Maintain a level of “Financial net coverage” in its quarterly financial statements of more than 3 times. Net financial coverage means the ratio between the Issuer’s Ebitda for the past 12 months and net financial expenses (financial income less financial expenses) of the issuer for the past 12 months. However, this restriction will be considered breached when the mentioned net financial coverage level is lower than the level previously indicated during two consecutive quarters.

As of March 31, 2017 Net Financial Coverage level is 7.07 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of March 31, 2017, the values of items included in this indicator are the following:	ThCh$
(+) Consolidated Ebitda between January 1 and March 31, 2017	97,778,694
(+) Consolidated Ebitda between January 1 and December 31, 2016	288,238,888
(-) Consolidated Ebitda between January 1 and March 31, 2016	85,899,009
Consolidated Ebitda twelve months (between January 1, april 2016 and march 31, 2017) (1)	300,118,573

(+) Consolidated Financial income between January 1 and March 31, 2017	3,478,053
(+) Consolidated Financial income between January 1 and December 31, 2016	9,661,692
(-) Consolidated Financial income between January 1 and March 31, 2016	2,758,171
Consolidated Financial income twelve months (between January 1, april 2016 and march 31, 2017)	10,381,574

(+) Consolidated Financial expenses between January 1 and March 31, 2017	13,807,160
(+) Consolidated Financial expenses between January 1 and December 31, 2016	51,374,971
(-) Consolidated Financial expenses between January 1 and March 31, 2016	12,363,837
Consolidated Financial expenses twelve months (between January 1, april 2016 and march 31, 2017)	52,818,294

(1) For the purpose of calculating the covenant, EBITDA was calculated as agreed in the bond issue.

Restrictions regarding bond lines registered in the Securities Registrar under numbers 759 and 760.

During 2013 and 2014, Andina placed local bonds in the Chilean market. The issuance was structured into three series.

•             Series C outstanding as of March 31, 2017, for a nominal value of up to UF 3 million, of which bonds were placed for a nominal amount of UF1.0 million with final maturity during year 2020 at an annual interest rate of 3.50% issued against line number 759.  Outstanding capital as of March 31, 2017 is UF 1.0 million.

•             Series D and E outstanding at March 31, 2017 for a total nominal value of UF 8 million, of which UF 4 million were placed in bonds during August, 2013 (series D) and UF 3 million during April, 2014 (series E), with final maturity in 2034 and 2035, respectively, issued with charge against line number 760.  The annual interest rates are 3.8% for Series D and 3.75% for Series E. The outstanding capital balance at March 31, 2017 of both series amounts to UF 7.0 million.

Regarding Series C, D and E, the Issuer is subject to the following restrictions:

•             Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) cash and cash equivalent and (iv) other current financial assets, and (v) other non-current financial assets (to the extent they are asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of March 31, 2017, Indebtedness Level is 0.61 times of Consolidated Equity.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of March 31, 2017, the values of items included in this restriction are the following:	ThCh$
Other current financial liabilities	74,309,718
Other non-current financial liabilities	715,950,794
(-) Cash and cash equivalent	(163,127,384)
(-) Other current financial assets	(29,803,603)
(-) Other non-current financial assets (hedge derivatives)	(60,993,688)
Consolidated Equity	873,507,139

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s unsecured consolidated liabilities payable.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets:  assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

As of March 31, 2017, this index is 1.65 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of March 31, 2017, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,150,389,145
(-)Other current and non-current financial assets (hedge derivatives)	(65,077,384)
Consolidated Assets free of pledges, mortgages or other liens (adjusted)	2,085,311,761
Consolidated liabilities payable not guaranteed	1,332,682,343
(-) Other current and non-current financial assets (hedge derivatives)	(65,077,384)
Unsecured Consolidated Liabilities Payable (adjusted)	1,267,604,959

•             Maintain, and in no manner lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as “TCCC” or the “Licensor” for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory, means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called “Metropolitan Region”. This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as  any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer.  For these purposes, the term “Adjusted Consolidated Operating Cash Flow” shall mean the addition of the following accounting accounts of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Profit” which includes regular activities and cost of sales; less (ii) “Distribution Costs”; less (iii) “Administrative Expenses”; plus (iv) “Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method”; plus (v) “Depreciation”; plus (vi) “Intangibles Amortization”.

As of March 31, 2017 and December 31, 2016, the Company complies with all financial collaterals.

15.2.6        Repurchased bonds

In addition to UF bonds, the Company holds bonds that it has repurchased in full through companies that are included in the consolidation:

Through its subsidiaries, Abisa Corp S.A. (formerly Pacific Sterling), Embotelladora Andina S.A. repurchased its Bonds USA issued on the U.S. Market during the years 2000, 2001, 2002, 2007 and 2008. The entire placement amounted to US$350 million, of which US$200 million are outstanding at December 31, 2013. On December 15, 2014, Embotelladora Andina S.A. rescued US$200 million in outstanding bonds from its subsidiary Abisa Corp S.A., thus since legally debtor and creditor are joined in a single entity, the mentioned bond liability becomes extinguished.

The subsidiary Rio de Janeiro Refrescos Ltda. maintains a liability corresponding to a bond issuance for US $75 million due in December 2020 and semi-annual interest payments. At March 31, 2017, these issues are held by Andina. On January 1, 2013, Abisa Corp S.A. transferred the totality of this asset to Embotelladora are Andina S.A., the latter becoming the creditor of the above-mentioned Brazilian subsidiary. Consequently, the assets and liabilities related to the transaction have been eliminated from these consolidated financial statements. In addition, the transaction has been treated as a net investment of the group in the Brazilian subsidiary; consequently, the effects of exchange rate differences between the dollar and the functional currency of each one have been recorded in other comprehensive income.

15.3.1        Derivative contract obligations

Please see details in Note 20.

15.4.1                     Current liabilities for leasing agreements

									Maturity		Total
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	Up to	90 days to	at	At
Name	Country	Tax,ID	type	Type	Currency	Type	rate	rate	90 days	1 year	03.31.2017	12.31.2016
									ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	218,156	708,264	926,420	1,016,705
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	185,537	652,321	837,858	872,247
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeracao Ligth Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	161,480	515,126	676,606	674,127
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	25,373	69,579	94,952	110,732
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Monthly	9.39%	9.38%	228	—	228	8,299
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	25,223	80,346	105,569	103,314

Total											2,641,633	2,785,424

15.4.2  Non-current liabilities for leasing agreements March 31, 2017

										Maturity
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	More	at
Tx ID	Name	Country	Tax,ID	Name	type	Currency	Type	rate	Rate	2 years	3 years	4 years	5 years	5 years	03.31.2017
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeracao Ligth Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	2,604,793	2,349,788	2,138,183	2,138,183	7,447,490	16,678,437
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	417,260	—	—	—	—	417,260
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	45,929	—	—	—	—	45,929
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	501,554	—	—	—	—	501,554
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	326,277	—	—	—	—	326,277
Total															17,969,457

15.4.2  Non-current liabilities for leasing agreements December 31, 2016

										Maturity
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	More	at
Tax ID	Name	Country	Tax,ID	Name	type	Currency	Type	rate	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2016
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeracao Ligth Esco	Brazil	Brazilian real	Monthly	13,00%	12,28%	2,476,445	2.234.004	2.138.183	2.138.183	7.535.257	16.522.072
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9,65%	9,47%	591,576	—	—	—	—	591.576
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10,21%	10,22%	54,327	—	—	—	—	54.327
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	8,54%	8,52%	624,937	—	—	—	—	624.937
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12,00%	12,00%	356,794	—	—	—	—	356.794

Total															18,149,706

NOTE 16 —   TRADE AND OTHER CURRENT ACCOUNTS PAYABLE

Trade and other current accounts payable are detailed as follows:

Item	03.31.2017	12.31.2016
	ThCh$	ThCh$
Trade accounts payable	171,360,227	179,246,672
Withholdings tax	39,239,919	45,504,119
Accounts payable Inamar Ltda. (1)	8,340,755	8,312,403
Others	17,735,885	19,282,989
Total	236,676,786	252,346,183

Current	227,191,818	242,836,356
Non-current	9,484,968	9,509,827
Total	236,676,786	252,346,183

The Company maintains commercial lease agreements for forklifts, vehicles, properties and machinery.  These lease agreements have an average duration of one to five years excluding renewal options. No restrictions exist with respect to the lessee by virtue of these lease agreements.

Accruable liabilities pursuant to the Company’s operating leasing agreements are as follows:

ThCh$
Maturity within one year	1,108,740
Maturity long-term	1,178,490
Total	2,287,230

Total expenses related to operating leases maintained by the Company as of March 31, 2017 and 2016 amounted to ThCh$1,557,848 and ThCh$1,617,806 respectively.

(1)         On December 3, 2015, a land was purchased from Industrias Metalurgicas Inamar Ltda. for an amount of ThCh$17,292,040 equivalent to UF 675,000, of which there is an approximate balance of ThUF 303. To guarantee the payment of this obligation the land has been mortgaged to in favor of Industrias Metalurgicas Inamar Ltda.

NOTE 17 —  CURRENT AND NON-CURRENT PROVISIONS

17.1           Balances

The composition of this account is the following:

Description	03.31.2017	12.31.2016
	ThCh$	ThCh$
Litigation (1)	76,202,157	73,081,893
Total	76,202,157	73,081,893

(1)             Corresponds to the provision for probable fiscal, labor and trade contingency losses based on the opinion of our legal advisors, according to the following breakdown:

Detail (see note 21.1)	03.31.2017	12.31.2016
	ThCh$	ThCh$

Tax Contingencies	63,009,859	63,543,782
Labor Contingencies	11,287,868	7,940,428
Civil Contingencies	1,904,430	1,597,683
Total	76,202,157	73,081,893

17.2           Movements

Movement of provisions is detailed as follows:

	03.31.2017			12.31.2016
Description	Litigation	Others	Total	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance at January	73,081,893	—	73,081,893	64,301,817	—	64,301,817

Additional provisions	171,520	—	171,520	1,047,308	—	1,047,308
Increase (decrease) in existing provisions	(573,591)	—	(573,591)	(1,519,800)	—	(1,519,800)
Payments	1,931,233	—	1,931,233	4,276,851	—	4,276,851
Reverse unused provision(*)	165,878	—	165,878	(2,774,703)	—	(2,774,703)
Increase (decrease) due to foreign exchange differences	1,425,224	—	1,425,224	7,750,420	—	7,750,420
Total	76,202,157	—	76,202,157	73,081,893	—	73,081,893

(*)Corresponds to reversal of provisions for fines requested from the Brazilian Tax authorities on the use of fiscal credits IPI in the free zone of Manaus, since during September 2016 there was favorable ruling on the subject for Rio de Janeiro Refrescos Ltda. from Brazil’s Superior Chamber of Fiscal Resources (CSFR)

NOTE 18 —   OTHER CURRENT AND NON-CURRENT NON-FINANCIAL LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

Description	03.31.2017	12.31.2016
	ThCh$	ThCh$
Minimal Dividend	13,117,701	—
Dividend payable	259,495	19,358,263
Other	2,744,317	1,413,318
Total	16,121,513	20,771,581

Current	15,988,681	20,612,791
Non-current	132,832	158,790
Total	16,121,513	20,771,581

NOTE 19 —   EQUITY

19.1           Number of shares:

	Number of shares subscribed		Number of shares paid in		Number of voting shares
Series	2017	2016	2017	2016	2017	2016
A	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301
B	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303

19.1.1        Equity:

	Subscribed Capital		Paid-in capital
Series	2017	2016	2017	2013
	ThCh$	ThCh$	ThCh$	ThCh$
A	135,379,504	135,379,504	135,379,504	135,379,504
B	135,358,070	135,358,070	135,358,070	135,358,070
Total	270,737,574	270,737,574	270,737,574	270,737,574

19.1.2                     Rights of each series:

•                                                   Series A : Elect 12 of the 14 Directors

•                                                   Series B : Receives an additional 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

19.2    Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the ordinary Shareholders’ Meeting held in April 2016, the shareholders agreed to pay out of the 2015 earnings are final dividend to complete the 30% required by the Law 18,046 which was paid in May 2016, and an additional dividend was paid in August 2016.

Pursuant to Circular Letter N° 1,945 of the Chilean Superintendence of Securities and Insurance dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments from adopting IFRS as retained earnings for future distribution.

Accumulated earnings at the date of IFRS adoption as of January 1, 2009 amounted to ThCh$ 19,260,703, of which ThCh$ 8,465,626 have been realized at March 31, 2017 and are available for distribution as dividends in accordance with the following:

Description	Event when amount is realized	Amount of accumulated earnings at 01.01.2009	Realized at 03.31.2017	Amount of accumulated earnings at 03.31.2017
		ThCh$	ThCh$	ThCh$
Revaluation of assets parent Company	Sale or impairment	14,800,384	(11,853,603)	2,946,781
Foreign currency translation differences of investments in related companies and subsidiaries	Sale or impairment	4,653,301	2,881,436	7,534,737
Full absorption cost accounting parent Company	Sale of products	305,175	(305,175)	—
Post-employment benefits actuarial calculation parent Company	Termination of employees	946,803	(633,244)	313,559
Deferred taxes complementary accounts parent Company	Amortization	(1,444,960)	1,444,960	—
Total		19,260,703	(8,465,626)	10,795,077

The dividends declared and paid are presented below:

Dividend payment date		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2015	January	Interim	2014	9.00	9.90
2015	May	Final	2014	15.00	16.50
2015	August	Additional	Retained Earnings	15.00	16.50
2015	October	Interim	2015	15.00	16.50
2016	January	Interim	2015	17.00	18.70
2016	May	Final	2015	17.00	18.70
2016	August	Additional	Retained Earnings	17.00	18.70
2016	October	Interim	2016	17.00	18.70
2017	January	Interim	2016	19.00	20.90

19.3           Reserves

The balance of other reserves include the following:

Description	03.31.2017	12.31.2016
	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520
Foreign currency translation reserves	(156,533,724)	(168,744,355)
Cash flow hedge reserve	(13,950,515)	(2,448,175)
Reserve for employee benefit actuarial gains or losses	(1,770,962)	(1,785,032)
Legal and statutory reserves	5,435,538	5,435,538
Total	254,881,857	254,159,496

19.3.1        Polar acquisition

This amount corresponds to the fair value of the issuance of shares of Embotelladora Andina S.A., used to acquire Embotelladoras Coca-Cola Polar S.A.

19.3.2        Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts are expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 20).

19.3.3        Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial losses that according to IAS 19 amendments must be carried to other comprehensive income.

19.3.4        Legal and statutory reserves

In accordance with Official Circular No. 456 issued by the Chilean Superintendence of Securities and Insurance, the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled ThCh$ 5,435,538 at December 31, 2009

19.3.5        Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the consolidated financial statements. Additionally exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment equivalents accounted for using the equity method. A breakdown of translation reserves is presented below:

Details	03.31.2017	12.31.2016
	ThCh$	ThCh$
Brazil	(52,761,640)	(58,306,230)
Argentina	(105,913,482)	(108,386,213)
Paraguay	14,129,500	10,545,453
Exchange rate differences in related companies	(11,988,102)	(12,597,365)
Total	(156,533,724)	(168,744,355)

The movement of this reserve for the fiscal years ended March 31, 2017 and December 31, 2016 is as follows:

Details	03.31.2017	12.31.2016
	ThCh$	ThCh$
Brazil	5,544,590	30,138,065
Argentina	2,472,731	(23,472,215)
Paraguay	3,584,047	(11,183,004)
Exchange rate differences in related companies	609,263	3,219,956
Total	12,210,631	(1,297,198)

19.4           Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries owned by third parties. The breakdown of this account at March 31, 2017 and December 31, 2016 is the following:

	Non-controlling Interests
	Ownership %		Shareholders’ Equity		Income March 31,
Details	2017	2016	March 31,2017	December 31, 2016	2017	2016
			ThCh$	ThCh$	ThCh $	ThCh $
Embotelladora del Atlántico S.A.	0.0171	0.0171	16,558	12,209	2,116	1,823
Andina Empaques Argentina S.A.	0.0209	0.0209	2,313	2,062	196	277
Paraguay Refrescos S.A.	2.1697	2.1697	5,574,550	5,337,687	161,955	153,210
Vital S.A.	35.0000	35.0000	9,196,755	9,054,947	158,466	80,894
Vital Aguas S.A.	33.5000	33.5000	2,207,790	2,027,879	177,325	91,670
Envases Central S.A.	40.7300	40.7300	5,400,995	5,129,661	327,676	195,796
Total			22,398,961	21,564,445	827,734	523,670

19.5           Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

Earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

Earnings per share	03.31.2017
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	20,427,761	22,470,175	42,897,936
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	43.16	47.48	45.32

Earnings per share	03.31.2016
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	15,720,211	17,291,953	33,012,164
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	33.21	36.54	34.88

NOTE 20 —   DERIVATIVE ASSETS AND LIABILITIES

Embotelladora Andina currently maintains “Cross Currency Swaps” and “Currency Forward” agreements as Derivative Financial Assets

Cross Currency Swaps, also known as interest rate and currency swaps, are valued by the method of discounted future cash flows at a rate corresponding to the risk of the operation. The basis of the information used in the calculations is obtained in the market by using the Bloomberg terminal. Currently Embotelladora Andina maintains Cross Currency Swap for UF/USD and BRL/USD, for which it is necessary to discount future cash flows in UFs, in Brazilian Reais and in U.S. Dollars. For this calculation, the Company uses as discount curves, the UF Zero-Coupon, the Brazilian Real Zero-Coupon and the U.S. Dollar Zero-Coupon.

On the other hand, the fair value of forward currency contracts is calculated in reference to current forward exchange rates for contracts with similar maturity profiles. To perform the above calculation, the Company uses market information available on the Bloomberg terminal.

As of the closing date, the Company held the following derivative instruments at March 31, 2017 and December 31, 2016:

20.1     Derivatives accounted for as cash flow hedges:

a)     Cross Currency Swap Itau Credit.

As of March 31, 2017, the Company maintained derivative contracts to ensure U.S. dollar denominated bank liabilities in Brazil amounting to ThUS$18,109, to convert them to liabilities in Brazilian Real. The valuation of these contracts was performed at their fair values, yielding a receivable value of ThCh$ 4,083,696 at March 31, 2017, which is presented in other financial assets non-current. These swap contracts have the same terms of the underlying bond obligation and expire in 2017. In addition, fair value exceeding the hedged items of ThCh$ 321,046 (ThCh$ 138,039 at December 31, 2016) has been recognized within other equity reserves as of March 31, 2017. The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars that were absorbed by the amounts recognized under Comprehensive Income amounted to ThCh$ 273,681 as of March 31, 2017.

b)     Cross Currency Swaps associated with US Bonds

At March 31, 2017, the Company entered into cross currency swap derivative contracts to convert US Dollar public bond obligations of US$570 million into UF and Real liabilities to hedge the Company’s exposure to variations in foreign exchange rates. Said contracts are valued at their value and the net value to be received as of March 31, 2017 amounted to ThCh$60,993,688. These swap contracts have the same terms of the underlying bond obligation and expire in 2023.  Additionally, the fair value of these derivatives which is lower than the hedged items amounted to ThCh$12,586,075 and has been recognized within other equity reserves as of March 31, 2017. The ineffective portion for ThCh$586,637 in losses associated with this hedge was recorded in other gains and losses at March 31, 2017.

The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars and the identified effective portion that was absorbed by the amounts recognized under comprehensive income amounted to ThCh$ 6,797,043 at March 31, 2017.

20.2. Forward currency transactions expected to be very likely:

During 2016 and 2017, the Company entered into foreign currency forward contracts to hedge its exposure to expected future raw materials purchases in US Dollars during the year 2016 and 2017. The total amount of outstanding forward contracts were US$69.7 million at March 31, 2017 (US$61.1 million at December 31, 2016). These agreements were recorded at fair value, resulting in a net loss due to hedge recycling of ThCh$1,651,577 for the period ended March 31, 2017, and a hedge liability of ThCh$3,386,141 at March 31, 2017 (liability of ThCh$1,229,354 at December 31, 2016). The agreements that ensure future flows of foreign currency have been designated as hedge, at March 31, 2017; there is a balance of ThCh$1,042,764 to be recycled to income statement.

Futures contracts that ensure prices of future raw materials have not been designated as hedge agreements, since they do not fulfill IFRS documentation requirements, whereby its effects on variations in fair value are accounted for directly under statements of income in the “other gains and losses” account.

Fair value hierarchy

The Company had total assets related to its foreign exchange derivative contracts for ThCh$65,077,384 (ThCh$84,859,223 as of December 31, 2016) and liabilities related to its foreign exchange derivative contracts for ThCh$3,386,141 (ThCh$1,229,354 at December 31, 2016). Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in financial assets and financial liabilities, All the derivative contracts are carried at fair value in the consolidated statement of financial position, The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:  quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:  Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3:  Inputs for assets and liabilities that are not based on observable market data.

During the reporting period, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurements at March 31, 2017
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets
Current financial assets	—	4,083,696	—	4,083,696
Other non-current financial assets	—	60,993,688	—	60,993,688
Total assets	—	65,077,384	—	65,077,384

Liabilities
Current liabilities
Other current financial liabilities	—	3,386,141	—	3,386,141
Total liabilities	—	3,386,141	—	3,386,141

	Fair Value Measurements at December 31, 2016
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets	—	4,678,343	—	4,678,343
Other non-current financial assets	—	80,180,880	—	80,180,880
Total assets	—	84,859,223	—	84,859,223
Liabilities
Current liabilities
Other current financial liabilities	—	1,229,354	—	1,2293554
Total liabilities	—	1,229,354	—	1,229,354

NOTE 21 —   CONTINGENCIES AND COMMITMENTS

21.1                        Lawsuits and other legal actions:

In the opinion of the Company’s legal counsel, the Parent Company and its subsidiaries do not face judicial or extra-judicial contingencies that might result in material or significant losses or gains, except for the following:

1) Embotelladora del Atlántico S.A. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$1,403,192. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel.  Additionally Embotelladora del Atlántico S.A. maintains time deposits for an amount of ThCh$1,366,669 to guaranty judicial liabilities

2) Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$73,912,958. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains judicial deposits and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as a legal guarantees as of March 31, 2017 and December 31, 2016 amounted to ThCh$35,457,731 and ThCh$103,351,097 respectively.

To ensure fulfillment of the obligations arising from judicial proceedings faced in Brazil, Rio de Janeiro Refrescos Ltda., has taken guarantee insurance and guarantee letters amounting to R$560,223,986 with different financial institutions and insurance companies in Brazil, through which these entities after a 0.6% commission, become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda.  Additionally, if the warranty and bail letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)             Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) allegedly owed by ex-Companhia de Bebidas Ipiranga. The initial amount demanded reached R$1,330,473,161 (historical amount without adjustments), corresponding to different trials related to the same cause. In June 2014, one of these trials for R$598,745,218, was resolved in favor of the Company, however, there are new lawsuits arising after the purchase of ex-Companhia de Bebidas Ipiranga (October 2013) that amount to R$315,117,388.

The Company rejects the position of the Brazilian tax authority in these procedures, and considers that Companhia de Bebidas Ipiranga was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and judicial outcomes to date, Management estimates that these procedures do not represent probable losses, and has not recorded a provision on these matters.

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establish that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. According to this criteria, from a total of identified contingencies amounting R$1,208,781,045 (including readjustments of current lawsuits), the Company recorded a provision R$194,160,128 equivalent to ThCh$40,688,202.

b)             Tax contingencies on ICMS and IPI causes.

They refer mainly to tax settlements issued by advance appropriation of ICMS credits on fixed assets, payment of the replacement of ICMS tax to the operations, untimely IPI credits calculated on bonuses, among other claims.

The Company does not consider that these judgments will result in significant losses, given that their loss is considered unlikely. However, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed that the loss can be generated. According to this criteria, an initial provision has been made in the business combination accounting for an amount of R$ 78.2 million equivalent to ThCh$ 16,387,594.

3)        Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$825,359. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

On December 27, 2016, Embotelladora Andina S.A. signed a promissory purchase agreement for property located in the Region of Antofagasta amounting to 136,476 UFs. The purchase transaction should take place during the first quarter of 2017, in the event of a breach by any of the parties, compensation will result in damages amounting to 27,000 UFs.

4)        Paraguay Refrescos S.A. faces tax, trade, labor and other lawsuits. Accounting provisions have been made for the contingency of any loss because of these lawsuits amounting to ThCh$ 60,648. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

21.2           Direct guarantees and restricted assets:

Guarantees and restricted assets are detailed as follows:

Guarantees that compromise assets including in the financial statements:

	Provided by	Committed assets			Balance pending payment on the closing date of the financial statements
Guarantee in favor of	Name	Relationship	Guarantee	Type	3.31.2017	12.31.2016
					ThCh$	ThCh$
Industria Metalúrgica Inamar Ltda.	Embotelladora Andina S.A.	Parent Company	Land	Property, plant and equipment	17,860,714	17,777,078
Gas licuado Lipigas S.A.	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	1,140	1,140
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	3,416	3,416
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	3,508	3,508
Inmob. e Invers. Supetar Ltda.	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Trade and other receivables	4,579	4,579
María Lobos Jamet	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Trade and other receivables	2,565	2,565
Hospital Militar	Servicio Multivending Ltda.	Subsidiary	Judicial deposit	Other financial assets	4,648	4,648
Workers’ claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	4,090,452	3,833,788
Civil and tax claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Property, plant and equipment	Other non-current, non-financial assets	14,837,284	14,304,401
Government institutions	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Property, plant and equipment	16,529,995	85,212,908
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	863	843
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	1,294	1,264
Municipalidad San Martin Mza	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	15,531	15,167
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	926	904
Labarda	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	16	15
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	236,135	230,599
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	95,238	93,005
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	3,851	3,761
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	595,632	581,668
Others	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	183	179
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	7,766	7,584
CICSA	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	24,031	23,468
Various dealers	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	48,535	47,397
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	11,496	11,226
Municipalidad de Junin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	7,533	7,356
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	11,587	11,315
Municipalidad de Picun Leufu	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	167	163
Fima fund Ahorro Plus C	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other current, financial assets	636,185	588,485
Fima fund Ahorro Plus C	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other current, financial assets	221,625	588,299
Guarante finance operations - Rofex	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other current, financial assets	508,856	—
Fima fund Premium B	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other current, financial assets	—	407,792
Farias Matias Luis	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	26,033	20,367
Gomez Alejandra Raquel	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	81	79
Lopez Gustavo Gerardo/Inti Saic y otro	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	528	516
Marcus A.Peña	Paraguay Refrescos	Subsidiary	Property, plant and equipment	Property, plant and equipment	3,983	4,017
Mauricio J Cordero C	Paraguay Refrescos	Subsidiary	Property, plant and equipment	Property, plant and equipment	864	871
Jorge Ruoti Maltese	Paraguay Refrescos	Subsidiary	Property, plant and equipment	Property, plant and equipment	765	755
Alejandro Galeano	Paraguay Refrescos	Subsidiary	Property, plant and equipment	Property, plant and equipment	1,195	—
Jorge Ruoti Maltese	Paraguay Refrescos	Subsidiary	Property, plant and equipment	Property, plant and equipment	1,138	—
					55,800,337	123,795,127

Guarantees provided without obligation of assets included in the financial statements:

Provided by	Committed assets			Amounts involved
Name	Relationship	Guarantee	Type	3.31.2017	12.31.2016
				ThCh$	ThCh$
Trans-Heca S.A.	Subsidiary	Guarantee insurance	Guarantee insurance	2,050	2,050
Red de Transportes comerciales Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	4,585	4,585
Red de Transportes comerciales Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	900	900
Red de Transportes comerciales Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	1,000	1,000
Red de Transportes comerciales Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	3,461	3,461
Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	1,261,385	1,236,439
Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	4,696,613	4,885,075
Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	89,544,763	87,773,855
Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	14,970,309	14,674,244
Sorocaba Refescos S.A.	Associate	Loan	co-signers	4,191,201	4,108,312
Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	2,736,285	2,682,170
Andina Empaques S.A.	Subsidiary	Guarantee insurance	Faithful fulfillment of contract	378,845	369,963
Embotelladora del Atlántico S.A.	Subsidiary	Guarantee insurance	Faithful fulfillment of contract	50,863	1,142,642

NOTE 22 —  FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks (including foreign exchange risk, interest rate risk and price risk). The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. A description of the primary policies established by the Company to manage financial risks are provided below:

Interest Rate Risk

At March 31, 2017, the Company maintains all of its debt liabilities at a fixed rate as to avoid fluctuations in financial expenses resulting from tax rate increases.

The Company’s greatest indebtedness corresponds to own issued Chilean local bonds at a fixed rate in the amount of UF12.16 million denominated in UF (“UF”), a currency indexed to inflation in Chile (the Company’s sales are correlated with the UF variation).

There is also the Company’s indebtedness on the international market through a 144A/RegS Bond at a fixed rate for US$575 million, denominated in dollars, and practically 100% of which has been re-denominated to UF and BRL through Cross Currency Swaps.

Credit risk

The credit risk to which the Company is exposed comes mainly from trade accounts receivable maintained with retailers, wholesalers and supermarket chains in domestic markets; and the financial investments held with banks and financial institutions, such as time deposits, mutual funds and derivative financial instruments.

a.              Trade accounts receivable and other current accounts receivable

Credit risk related to trade accounts receivable is managed and monitored by the area of Finance and Administration of each business unit. The Company has a wide base of more than 100 thousand clients implying a high level of atomization of accounts receivable, which are subject to policies, procedures and controls established by the Company. In accordance with such policies, credits must be based objectively, non-discretionary and uniformly granted to all clients of a same segment and channel, provided these will allow generating economic benefits to the Company. The credit limit is checked periodically considering payment behavior. Trade accounts receivable pending of payment are monitored on a monthly basis.

i.                                          Sale Interruption:

In accordance with Corporate Credit Policy, the interruption of sale must be within the following framework: when a customer has outstanding debts for an amount greater than US$ 250,000, and over 60 days expired, sale is suspended.  The General Manager in conjunction with the Finance and Administration Manager authorize exceptions to this rule, and if the outstanding debt should exceed US$1,000,000, and in order to continue operating with that client, the authorization of the Chief Financial Officer is required. Notwithstanding the foregoing, each operation can define an amount lower than US$250,000 according to the country’s reality.

ii.                                       Impairment

The impairment recognition policy establishes the following criteria for provisions: 30% is provisioned for 31 to 60 days overdue, 60%between 60 and 91 days, 90%between 91 and 120 days overdue and 100% for more than 120 days.  Exemption of the calculation of global impairment is given to credits whose delays in the payment correspond to accounts disputed with the customer whose nature is known and where all necessary documentation for collection is available, therefore, there is no uncertainty on recovering them. However, these accounts also have an impairment provision as follows: 40% for 91 to 120 days overdue, 80% between 120 and 170, and 100% for more than 170 days.

iii.                                    Prepayment to suppliers

The Policy establishes that US$25,000 prepayments can only be granted to suppliers if its value is properly and fully provisioned.  The Treasurer of each subsidiary must approve supplier warranties that the Company receives for prepayments before signing the respective service contract. In the case of domestic suppliers, a warranty ballot (or the instrument existing in the country) shall be required, in favor of Andina executable in the respective country, non-endorsable, payable on demand or upon presentation and its validity will depend on the term of the contract. In the case of foreign suppliers, a stand-by credit letter will be required which shall be issued by a first line bank; in the event that this document is not issued in the country where the transaction is done, a direct bank warranty will be required.  Subsidiaries can define the best way of safeguarding the Company’s assets for prepayments under US$25,000.

iv.                                   Guarantees

In the case of Chile, we have insurance with Compañìa de Seguros de Crédito Continental S.A.  (AA rating -according to Fitch Chile and Humphreys rating agencies) covering the credit risk regarding trade debtors in Chile for 89% both for the existing as well as the expired debt, total amount of the trade debtors in Chile reached ThCh$52,813,989. A provision of ThCh$1,069,544 has been made for the portion of past due outstanding debt portfolio not covered by the insurance.

The rest of the operations do not have credit insurance, instead mortgage guarantees are required for volume operations of wholesalers and distributors in the case of trade accounts receivables. In the case of other debtors, different types of guarantees are required according to the nature of the credit granted.

Historically, uncollectible trade accounts have been lower than 0.5% of the Company’s total sales.

b.         Financial investments

The Company has a Policy that is applicable to all of the companies of the group in order to cover credit risks for financial investments, restricting both the types of instruments as well as the institutions and degree of concentration.  The companies of the group can invest in:

a.              Time deposits: only in banks or financial institutions that have a risk rating equal or higher than Level 1  (Fitch) or equivalent for deposits of less than 1 year and rated A (S&P) or equivalent for deposits of more than 1 year.

b.              Mutual funds: investments with immediate liquidity and no risk of capital (funds composed of investments at a fixed-term, current account, fixed rate Tit BCRA, negotiable obligations, Over Night, etc.) in all those counter-parties that have a rating greater than or equal to AA-(S&P) or equivalent, Type 1 Pacts and Mutual Funds, with AA+ rating (S&P) or equivalent.

c.               Other investment alternatives must be evaluated and authorized by the office of the Chief Financial Officer.

Exchange Rate Risk

The company is exposed to three types of risk caused by exchange rate volatility:

a) Exposure of foreign investment: this risk originates from the translation of net investment from the functional currency of each country (Brazilian Real, Paraguayan Guaraní, and Argentine Peso) to the Parent Company’s reporting currency (Chilean Peso). Appreciation or devaluation of the Chilean Peso with respect to each of the functional currencies of each country, originates decreases and increases in equity, respectively. The Company does not hedge this risk.

a.1 Investment in Argentina

As of March 31, 2017, the Company maintains a net investment of ThCh$96,841,035 in Argentina, composed by the recognition of assets amounting to ThCh$238,794,024 and liabilities amounting to Ch$141,952,989. These investments accounted for 29.9% of the Company’s consolidated sales revenues

As of March 31, 2017, the Argentine peso appreciated by 2.4% with respect to the Chilean peso.

During 2015 exchange restrictions existed in Argentina and until mid-December, there was a parallel foreign exchange market with a higher than the official exchange rate. With the arrival of the new Argentine Government, fixing exchange rate is lightened by increasing parity of the Argentine peso versus dollar at the close to values similar to those that kept the parallel market.

If the exchange rate of the Argentinean Peso appreciated an additional 5% with respect to the Chilean Peso, the Company would have greater income from the operation in Argentina of ThCh$692,108 and an increase in equity for ThCh$4,170,164, originated by higher asset recognition of ThCh$10,961,524 and by higher liabilities recognition of ThCh$6,791,360.

a.2 Investment in Brazil

As of March 31, 2017, the Company maintains a net investment of ThCh$274,870,714 in Brazil, composed by the recognition of assets amounting to ThCh$824,201,808 and liabilities amounting to ThCh$549,331,094. These investments accounted for 32.9% of the Company’s consolidated sales revenues.

As of March 31, 2017, the Brazilian Real appreciated by 2.1% with respect to the Chilean peso.

If the exchange rate of the Brazilian Real appreciated an additional 5% with respect to the Chilean Peso, the Company would have higher income from the operation in Brazil of ThCh$720,098 and increase in equity of ThCh$13,579,451, originated by higher asset recognition of ThCh$41,361,278 and by higher liabilities recognition of ThCh$27,781,827.

a.3 Investment in Paraguay

As of March 31, 2017, the Company maintains a net investment of ThCh$256,922,661 in Paraguay, composed by the recognition of assets amounting to ThCh$287,723,856 and liabilities amounting to ThCh$30,801,195. These investments accounted for 7.2% of the Company’s consolidated sales revenues.

As of March 31, 2017, the Paraguayan Guarani appreciated by 1.4% with respect to the Chilean peso.

If the exchange rate of the Paraguayan Guaraní appreciated an additional 5% with respect to the Chilean Peso, the Company would have greater income from the operations in Paraguay of ThCh$392,856 and  an increase in equity of ThCh$13,118,067 originated by higher asset recognition of ThCh$14,146,328 and lower liabilities recognition of ThCh$1,028,261.

b)            Net exposure of assets and liabilities in foreign currency: the risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

As of March 31, 2017, the Company maintains a net liability position totaling ThCh$386,430,717, basically composed of bonds payable and bank liabilities for ThCh$393,806,297 offset partially by financial assets denominated in dollars for ThCh$7,375,580.

Of total financial liabilities denominated in US dollars, ThCh$12,023,547 come from debts taken by the Brazilian operation and are exposed to the volatility of the Brazilian Real against the US dollar. On the other ThCh$ 381,782,750 of US dollar liabilities correspond to Chilean operations, which are exposed to the volatility of the Chilean Peso against the US dollar

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U.S. dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

The Company’s net exposure as of March 31, 2017 to foreign currency over existing assets and liabilities, discounting the derivatives contracts, is an asset position of ThCh$4,055,730.

c) Assets purchased or indexed to foreign currency exposure: this risk originates from purchases of raw materials and investments in property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

Annual purchases of raw materials denominated or indexed in U.S. dollars, amounts to 19% of our cost of sales or approximately US$340 million.

In order to minimize this risk, the Company maintains a currency hedging policy stipulating that it is necessary to enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollars, corresponding mainly to payment to suppliers of raw materials in each of the operations.  This policy stipulates a 12-month forward horizon.  As of March 31, 2017, US$69.7 million for future purchases have been hedged-for the following 12 months.

According to the percentage of purchases of raw materials which are carried out or indexed to U.S. dollars, a possible change in the value of the US dollar by 5% in the four countries where the Company operates, and excluding derivatives contracts taken to mitigate the effect of currency volatility, keeping everything constant, would lead to a lower accumulated result amounting to ThCh$1,709,901 as of March 31, 2017. Currently, the Company has contracts to hedge this effect in Chile, Argentina, Paraguay and Brazil.

Commodities risk

The Company is subject to a risk of price fluctuations in the international markets mainly for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. The possible effects in these consolidated financial statements, in case of a 5% increase in prices of its main raw materials, would be a reduction of ThCh$2,592,343 in earnings for the period ended March 31, 2017. To minimize this risk or stabilize often supply contracts and anticipated purchases are made when market conditions warrant.

Liquidity risk

The products we sell are mainly paid for in cash and short-term credit; therefore, the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets  (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings

The following table presents an analysis of the Company’s committed maturities for liability payments throughout the coming years:

	Maturity
Item	1 year	More 1 year up to 2	More 2 years up to 3	More 3 up to 4	More 4 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	22,393,939	27,058,071	6,948,748	3,783,869	169,822
Bond payable	57,400,860	34,723,831	44,038,768	42,305,052	795,926,216
Operating lease obligations	6,335,472	5,957,986	4,182,653	3,827,354	23,740,245
Purchase obligations	161,352,143	14,157,901	928,214	163,732	321,769
Total	247,482,414	81,897,789	56,098,383	50,080,007	820,158,052

NOTE 23 —  EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2017	01.01.2016
Details	03.31.2017	03.31.2016
	ThCh$	ThCh$
Direct production costs	220,636,368	205,300,396
Payroll and employee benefits	73,976,297	66,225,334
Transportation and distribution	42,105,686	40,516,238
Marketing	11,991,911	9,781,759
Depreciation and amortization	24,825,176	23,260,378
Repairs and maintenance	6,306,909	7,005,183
Other expenses	43,402,808	40,610,231
Total	423,245,155	392,699,519

NOTE 24 —  OTHER INCOME

Other income is detailed as follows:

	01.01.2017	01.01.2016
Details	03.31.2017	12.31.2016
	ThCh$	ThCh$
Gain on disposal of property, plant and equipment	41,083	94,223
PIS/CONFINS Leasing tax recovery	37,955	—
Others	5,417	26,465
Total	84,455	120,688

NOTE 25 —  OTHER EXPENSES

Other expenses are detailed as follows:

	01.01.2017	01.01.2016
Details	03.31.2017	03.31.2016
	ThCh$	ThCh$
Contingencies and Non-operating fees	2,922,803	2,008,763
Tax on bank debits	2,126,106	1,535,864
Disposal and write-off of property, plant and equipment	30,530	48,549
Others	109,907	181,807
Total	5,189,346	3,774,983

NOTE 26 —  FINANCIAL INCOME AND EXPENSES

Financial income and expenses are detailed as follows:

a)             Finance income

	01.01.2017	01.01.2016
Details	03.31.2017	03.31.2016
	ThCh$	ThCh$

Interest income	3,244,528	2,447,677
Other interest income	233,525	310,494
Total	3,478,053	2,758,171

b)             Finance expenses

	01.01.2017	01.01.2016
Details	03.31.2017	03.31.2016
	ThCh$	ThCh$

Bond interest	10,956,391	10,091,676
Bank loan interest	1,339,911	995,599
Other interest costs	1,510,858	1,276,562
Total	13,807,160	12,363,837

NOTE 27 —  OTHER (LOSSES) AND GAIN

Other (losses) and gains are detailed as follows:

	01.01.2017	01.01.2016
Details	03.31.2017	12.31.2016
	ThCh$	ThCh$

Gains (loss) on derivative transactions raw materials	—	(4,062)
(Losses) gains on ineffective portion of hedge derivatives (see note 20 b)	(586,637)	(864,953)
Other income and (expenses	(1,189)	5,086
Total	(587,826)	(863,929)

NOTE 28 — LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances as of March 31, 2017 and December 31, 2016 are the following:

CURRENT ASSETS	03.31.2017	12.31.2016
	ThCh$	ThCh$
Cash and cash equivalents	163,127,384	141,263,880
US$Dollars	7,375,580	53,073,628
Euros	12,297	4,926
Chilean pesos	70,619,569	48,891,546
Brazilean Real	44,450,592	26,072,201
Argentine Pesos	24,730,675	5,105,633
Paraguayan Guarani	15,938,671	8,115,946

Other financial assets	29,803,603	60,152,627
Unidad de Fomento	24,330,610	53,868,075
Brazilean Real	4,106,328	4,699,975
Argentine Pesos	1,366,665	1,584,577

Other non-financial assets	7,356,891	8,601,209
US$Dollars	272,310	37,052
Chilean pesos	3,671,225	5,830,276
Brazilean Real	2,340,308	1,773,583
Argentine Pesos	484,706	370,574
Paraguayan Guarani	588,342	589,724

Trade and other accounts receivable, net	156,780,950	190,524,354
US$Dollars	960,067	1,265,303
Euros	323,794	308,578
Unidad de Fomento	1,961,309	2,354,310
Chilean pesos	62,624,043	71,977,019
Brazilean Real	60,661,945	74,902,213
Argentine Pesos	25,570,822	33,859,436
Paraguayan Guarani	4,678,970	5,857,495

Accounts receivable from related companies	4,384,106	5,788,683
Chilean pesos	4,384,106	5,788,683

Inventory	166,670,867	144,709,348
US$Dollars	3,662,772	5,469,362
Euros	—	6,634
Chilean pesos	38,775,687	34,276,101
Brazilean Real	42,351,750	41,670,656
Argentine Pesos	70,826,649	51,163,685
Paraguayan Guarani	11,054,009	12,122,910

Current tax assets	1,905,536	1,702,296
Brazilean Real	1,905,536	1,702,296

Total Current Assets	530,029,337	552,742,397
US$Dollars	12,270,729	59,845,345
Euros	336,091	320,138
Unidad de Fomento	26,291,919	56,222,385
Chilean pesos	180,074,630	166,763,625
Brazilean Real	155,816,459	150,820,924
Argentine Pesos	122,979,517	92,083,905
Paraguayan Guarani	32,259,992	26,686,075

NON-CURRENT ASSETS	03.31.2017	12.31.2016
	ThCh$	ThCh$
Other financial assets	60,993,688	80,180,880
Chilean pesos	12,120,593	16,697,871
Brazilean Real	48,873,095	63,483,009

Other non-financial assets	40,255,704	35,246,823
US$Dollars	1,095	—
Unidad de Fomento	270,987	269,333
Chilean pesos	260,003	188,472
Brazilean Real	37,551,847	32,660,854
Argentine Pesos	2,118,116	2,079,079
Paraguayan Guarani	53,656	49,085

Trade and other receivables	3,259,292	3,527,732
Unidad de Fomento	3,185,858	3,436,831
Chilean pesos	—	7,021
Argentine Pesos	1,915	5,425
Paraguayan Guarani	71,519	78,455

Accounts receivable from related parties	145,450	147,682
Chilean pesos	145,450	147,682

Investments accounted for under the equity method	97,225,170	77,197,781
Chilean pesos	28,089,667	23,854,602
Brazilean Real	59,474,220	53,343,179
Argentine Pesos	9,661,283	—

Intangible assets other than goodwill	699,795,184	680,996,062
Chilean pesos	311,108,882	306,067,525
Brazilean Real	212,596,961	208,399,580
Argentine Pesos	1,583,469	1,233,441
Paraguayan Guarani	174,505,872	165,295,516

Goodwill	104,784,853	102,919,505
Chilean pesos	9,523,767	9,523,767
Brazilean Real	81,741,678	80,125,090
Argentine Pesos	6,115,893	5,972,515
Paraguayan Guarani	7,403,515	7,298,133

Property, plant and equipment	669,700,805	666,150,885
US$Dollars	574,027	1,038,400
Euros	6,815,851	5,787,857
Chilean pesos	273,514,852	277,939,125
Brazilean Real	228,147,549	221,111,732
Argentine Pesos	90,980,026	89,379,062
Paraguayan Guarani	69,668,500	70,894,709

Total Non-Current Assets	1,676,160,146	1,646,367,350
US$Dollars	575,122	1,038,400
Euros	6,815,851	5,787,857
Unidad de Fomento	3,456,845	3,706,164
Chilean pesos	634,763,214	634,426,065
Brazilean Real	668,385,350	659,123,444
Argentine Pesos	110,460,702	98,669,522
Paraguayan Guarani	251,703,062	243,615,898

	As of March 31, 2017			As of December 31, 2016
CURRENT LIABILITIES	Until 90 days	More 90 days until 1 year	Total	Until 90 days	More 90 days until 1 year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities	10,111,733	64,197,985	74,309,718	12,287,632	52,512,938	64,800,570
US$Dollars	25,223	15,490,034	15,515,257	24,684	18,038,219	6,044,961
Unidad de Fomento	5,869,514	12,310,271	18,179,785	10,035,543	12,637,744	22,673,287
Chilean peso	—	8,974,597	8,974,597	—	9,148,589	9,148,589
Brazilian real	4,084,611	7,744,339	11,828,950	1,816,540	10,358,970	24,193,452
Argentine peso	132,385	18,904,129	19,036,514	410,865	1,590,238	2,001,103
Paraguayan guarani	—	774,615	774,615	—	739,178	739,178

Trade and other accounts payable	223,519,537	3,672,281	227,191,818	240,350,658	2,485,698	242,836,356
US$Dollars	12,928,788	67,327	12,996,115	8,331,196	—	8,331,196
Euros	3,510,047	141,798	3,651,845	4,958,363	—	4,958,363
Unidad de Fomento	1,295,168	—	1,295,168	8,312,403	—	8,312,403
Chilean peso	57,052,083	3,439,239	60,491,322	68,190,344	2,466,116	70,656,460
Brazilian real	47,976,638	—	47,976,638	58,354,740	—	58,354,740
Argentine peso	94,334,240	23,917	94,358,157	85,051,314	19,582	85,070,896
Paraguayan guarani	6,422,573	—	6,422,573	7,152,298	—	7,152,298

Trade and other accounts payable to related companies	41,366,409	—	41,366,409	44,120,335	—	44,120,335
Chilean peso	10,688,639	—	10,688,639	12,927,085	—	12,927,085
Brazilian real	24,623,707	—	24,623,707	20,917,319	—	20,917,319
Argentine peso	6,054,063	—	6,054,063	10,275,931	—	10,275,931

Provisions	825,359	60,648	886,007	622,993	59,785	682,778
Chilean peso	825,359	—	825,359	622,993	—	622,993
Paraguayan guarani	—	60,648	60,648	—	59,785	59,785

Income taxes payable	—	15,952,047	15,952,047	—	10,828,593	10,828,593
Chilean peso	—	2,396,102	2,396,102	—	2,785,425	2,785,425
Argentine peso	—	12,311,757	12,311,757	—	7,613,012	7,613,012
Paraguayan guaraní	—	1,244,188	1,244,188	—	430,156	430,156

Employee benefits current provisions	—	24,169,950	24,169,950	—	35,653,431	35,653,431
Chilean peso	—	3,985,050	3,985,050	—	6,177,733	6,177,733
Brazilian real	—	10,992,307	10,992,307	—	17,117,494	17,117,494
Argentine peso	—	8,608,603	8,608,603	—	11,640,535	11,640,535
Paraguayan guarani	—	583,990	583,990	—	717,669	717,669

Other non-financial liabilities	657,188	15,331,493	15,988,681	1,705,768	18,907,023	20,612,791
Unidad de Fomento	—	—	—	204,724	—	204,724
Chilean peso	291,856	15,150,980	15,442,836	1,198,755	18,729,079	19,927,834
Argentine peso	365,332	—	365,332	302,289	—	302,289
Paraguayan guarani	—	180,513	180,513	—	177,944	177,944

Total current liabilities	276,480,226	123,384,404	399,864,630	299,087,386	120,447,468	419,534,854
US$Dollars	12,954,011	15,557,361	28,511,372	8,355,880	18,038,219	26,394,099
Euros	3,510,047	141,798	3,651,845	4,958,363	—	4,958,363
Unidad de Fomento	7,164,682	12,310,271	19,474,953	18,552,670	12,637,744	31,190,414
Chilean peso	68,857,937	33,945,968	102,803,905	82,939,177	39,306,942	122,246,119
Brazilian real	76,684,956	18,736,646	95,421,602	81,088,599	27,476,464	108,565,063
Argentine peso	100,886,020	39,848,406	140,734,426	96,040,399	20,863,367	116,903,766
Paraguayan guarani	6,422,573	2,843,954	9,266,527	7,152,298	2,124,732	9,277,030

	As of March 31, 2017				As of December 31, 2016
NON-CURRENT LIABILITIES	More than 1 until 3 years	More than 3 years until 5 years	More than 5 years	Total	More than 1 until 3 years	More than 3 years until 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities	40,160,763	33,939,908	641,850,123	715,950,794	45,118,483	30,672,918	645,779,186	721,570,587
US$ Dollars	—	—	376,743,779	376,743,779	—	—	379,760,266	379,760,266
Unidad de Fomento	25,510,448	21,787,194	257,658,854	304,956,496	25,399,983	23,132,311	258,325,173	306,857,467
Brazilian real	14,324,238	12,152,714	7,447,790	33,924,242	19,361,706	7,540,607	7,693,747	34,596,060
Argentine peso	326,277	—	—	326,277	356,794	—	—	356,794

Trade and other payables	9,484,968	—	—	9,484,968	9,509,827	—	—	9,509,827
US$ Dollars	1,137,828	—	—	1,137,828	1,200,187	—	—	1,200,187
Unidad de Fomento	8,040,852	—	—	8,040,852	8,003,199	—	—	8,003,199
Chilean peso	299,903	—	—	299,903	304,124	—	—	304,124
Argentine peso	6,385	—	—	6,385	2,317	—	—	2,317

Provisions	75,316,150	—	—	75,316,150	72,399,115	—	—	72,399,115
Brazilian real	73,912,958	—	—	73,912,958	71,115,841	—	—	71,115,841
Argentine peso	1,403,192	—	—	1,403,192	1,283,274	—	—	1,283,274

Deferred income tax liabilities	9,608,447	14,895,301	99,135,286	123,639,034	13,035,795	14,627,908	97,945,099	125,608,802
Chilean peso	—	—	99,135,286	99,195,395	—	—	97,945,099	97,945,099
Brazilian real	14,107,078	—	—	14,107,078	16,659,246	—	—	16,659,246
Argentine peso	(4,558,740)	—	—	(4,558,740)	(3,623,451)	—	—	(3,623,451)
Paraguayan guarani	—	14,895,301	—	14,895,301	—	14,627,908	—	14,627,908

Post-employment benefit liabilities	410,325	—	7,883,610	8,293,935	364,502	—	7,793,243	8,157,745
Chilean peso	238,288	—	7,883,610	8,121,898	181,257	—	7,793,243	7,974,500
Paraguayan guarani	172,037	—	—	172,037	183,245	—	—	183,245

Other non-financial liabilities	132,832	—	—	132,832	158,790	—	—	158,790
Brazilian real	132,832	—	—	132,832	158,790	—	—	158,790

Total non-current liabilities	135,113,485	48,835,209	748,869,019	932,817,713	140,586,512	45,300,826	751,517,528	937,404,866
US$ Dollars	1,137,828	—	376,743,779	377,881,607	1,200,187	—	379,760,266	380,960,453
Unidad de Fomento	35,551,300	21,787,194	257,658,854	312,997,348	33,403,182	23,132,311	258,325,173	314,860,666
Chilean peso	598,300		107,018,896	107,617,196	485,381		105,738,342	106,223,723
Brazilian real	102,476,906	12,152,714	7,447,490	122,077,110	107,295,583	7,540,607	7,693,747	122,529,937
Argentine peso	(2,822,886)	—	—	(2,822,886)	(1,981,066)	—	—	(1,981,066)
Paraguayan guarani	172,037	14,895,301	—	15,067,338	183,245	14,627,908	—	14,811,153

NOTE 29 —  THE ENVIRONMENT (Unaudited)

The Company has made disbursements totaling ThCh$ 232,540 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analysis, consulting on environmental impacts and others.

These disbursements by country are detailed as follows:

	Period ended 2017		Future commitments
Country	Recorded as expenses	Capitalized to property, plant and equipment	To be Recorded as expenses	To be capitalized to property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	43,979	—	—	—
Argentina	54,295	—	165,459	—
Brazil	112,612	—	134,111	9,757,536
Paraguay	18,918	2,736	—	—
Total	229,804	2,736	299,570	9,757,536

NOTE 30 -  AUDITORS’ FEES

Details of the fees paid to the external auditors are as follows:

Description	2017	2016
	ThCh$	ThCh$
Remuneration of the Auditor for auditing services	847,102	845,770

NOTE 31 — SUBSEQUENT EVENTS

I.                Heineken announced in its First Quarter 2017 Results Press Release that it intended to review the way in which it currently commercializes its product portfolio in Brazil, following the acquisition of Brazil Kirin. Heineken’s product portfolio in Brazil is currently commercialized and distributed by the Bottlers in the Coca-Cola System in that country, including our subsidiary Rio de Janeiro Refrescos, pursuant to an agreement effective until 2022. On April 25th 2017, our subsidiary in Brazil received a formal notice from Heineken, in which it announces its intention to terminate the business relationship with the Coca-Cola system in Brazil. Since the agreement with Heineken is still in force, we are evaluating possible actions; meanwhile we will continue servicing the market with Heineken products.

II.           The Shareholders’ Meeting held April 26th 2017 agreed the distribution of the following dividends:

a)             A final dividend charge to earnings for the fiscal year 2016, payable during May 2017 for the following amounts:

Ch$19.00 for each Series A share

Ch$21.90 for each Series B share

b)        An additional dividend charged to accumulated earnings payable in August 2017 for the following amounts:

Ch$19.00 for each Series A share

Ch$21.90 for each Series B share

Except for the foregoing, there are no subsequent events that may significantly affect the Company’s consolidated financial position.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Andrés Wainer
	Name:	Andrés Wainer
	Title:	Chief Financial Officer

Santiago, May 10, 2017